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Munich Re Group

RECEIVED

2007 AUG 15 A 11:49

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Attn. Ms. Mary Cascio
100 F Street. NE
Washington, DC 20549

USA

07025999

SUPPL

Central Division Group Legal
Queries to Mr. Dr. Mörlein

Tel.: +49 (89) 3891-9853
Fax: +49 (89) 3891-79853

Date: 08.08.2007
E-mail: wmoerlein@munichre.com

Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München
Exemption under Rule 12g3-2(b) of the Securities Exchange Act of 1934
Registration No. 82 - 34975

Dear Ms. Cascio,

Enclosed please find a copy of our

- press release dated 18 July 2007: Changes on the Boards of Management of Munich Re
- interim report 2/2007 as at 30 June 2007, which was published on 6 August 2007
- press release dated 6 August 2007: Changing Gear (first interim status report), Summary of Munich Re Group's figures for the first half-year, Reinsurance half-year results, Investment results, Prospects for 2007

Yours sincerely,

Münchener Rückversicherungs-Gesellschaft

PROCESSED
AUG 22 2007
THOMSON
FINANCIAL

Person to contact:
Dr. jur. Christian Lawrence
Head of Central Division: Press
Königinstr. 107, 80802 München
Letters: 80791 München, Germany
Fax: +49 (0) 89/38 91-35 99
Tel.: +49 (0) 89/38 91-54 00
E-mail: clawrence@munichre.com
http://www.munichre.com

for the press

06.08.2007

6 August 2007

Press release

Very good first half-year in reinsurance and primary insurance; profit of €2.1bn at last year's high level / Changing Gear launched successfully – growth initiatives vouch for potential of reinsurance and primary insurance / Munich Re increases profit guidance for 2007 to €3.5bn–3.8bn

In the first half of 2007, the Munich Re Group posted a profit of €2.1bn – approximately two-thirds of its original result target for the year as a whole. The Group's Changing Gear programme was also launched successfully. Initial examples of the programme in action are the acquisition of the underwriting manager Bell & Clements Group, new coverage concepts for natural hazards in the Caribbean, and the expansion of the cooperation between ERGO and UniCredit. The capital-efficiency measures that form part of Changing Gear have also been resolutely implemented: almost half of the share buy-back announced in May has been completed. To further improve its capital structure, the Group also placed a bond with a volume of €1.5bn. Consequently, Nikolaus von Bomhard, Chairman of the Board of Management, was satisfied with the progress: "We have already reached important milestones since the launch of Changing Gear three months ago." Von Bomhard is confident for the financial year 2007: "We have made such good progress to date that we are increasing our profit guidance and, with the one-off income resulting from the tax reform, are even setting our sights on a new record result."

Changing Gear – First interim status report

To support its initiatives for intelligent, profitable growth in primary insurance and reinsurance, Munich Re is also implementing organisational and structural projects in Changing Gear. Von Bomhard stressed the spirit of optimism prevalent in the Group: "We are determined to provide our clients more rapidly and purposefully with innovative products."

Von Bomhard highlighted the potential in reinsurance. "In recent decades, the global reinsurance market has always grown more strongly than the world economy, and it will continue to expand in the next ten years. It is a market full of vitality and good growth prospects." He continued: "We intend to participate in this development and, thanks also to our

cycle management, become the most profitable of the big five reinsurers. Changing Gear will be our recipe for success."

In primary insurance, there is great potential especially from personal provision in the area of life and health. "We are ideally placed to exploit this", explained Lothar Meyer, Chairman of ERGO's Board of Management. "We are the only large German insurance group that can fully utilise all the advantages of a common IT platform. Today, ERGO is a single entity, with uniform processes and structures."

Summary of the Munich Re Group's figures for the first half-year

In the first six months, the Munich Re Group recorded a profit of €2.1bn (2.1bn). The operating result, at €2.8bn, was lower than the previous year's record level (€3.3bn).

Notwithstanding negative currency exchange effects, gross premiums written were kept at a steady level and totalled €18.9bn. If exchange rates had remained the same, premium volume would have increased by 1.6% in the first half-year.

Shareholders' equity showed a decrease of only €1.0bn since the beginning of the year to €25.3bn (31.12.2006: €26.3bn), despite share buy-backs for a total of €1.3bn and the dividend payment of €988m.

Munich Re's prognosis of a Group claims burden from Winter Storm Kyrill of €450m before tax remains unchanged, even though loss estimates for Germany have now seen significant upward adjustment in the market.

Reinsurance: Half-year result up 9.5%

The Munich Re Group's reinsurance business performed successfully in the first half of 2007. Even though the operating result from January to June was down 6.6% to €2.4bn (2.6bn) compared with the same period last year, the consolidated result for reinsurance nevertheless reached €1.9bn (1.8bn), an increase of 9.5%.

This large profit was attributable to a very good investment return and a sound underwriting result – despite the claims expenditure for Winter Storm Kyrill in the first quarter of the year – and was founded on the Group's highly profitable broad basic business.

The combined ratio for the first half-year amounted to a very favourable 98.4% (91.6%), of which 8.1 (1.0) percentage points were attributable to natural catastrophes. Some 5.7 percentage points derive from losses solely due to Kyrill. At €111m (145m), the total burden from major losses for the second quarter was low. The largest loss event to affect Munich Re was a severe storm in Australia costing approximately €53m.

Compared with the same period last year, gross premiums written fell by 3.0% to €11.0bn (11.3bn), particularly as a result of the strong euro. At unchanged exchange rates, premium volume would have increased by 1.1% in the first half-year. The life and health segment accounted for €3.7bn (3.9bn), and property-casualty for €7.3bn (7.4bn).

Reinsurance CEO Torsten Jeworrek emphasised: "The reinsurance markets remain attractive, but a selective underwriting approach is still required." The maxim of profitability before premium volume had also been applied to Munich Re's treaty renewals in property-casualty business at 1 July (parts of the US portfolio, Australia and the Latin American markets), said Jeworrek, who continued: "We have succeeded in acquiring profitable business, which has led to a rise of approximately 9% in premium volume from those markets."

Primary insurance: Half-year result of €410m at last year's high level

The Munich Re Group's primary insurers again presented good figures, with an operating result of €610m (793m) and a profit of €410m (446m).

The ERGO Insurance Group, which writes about 94% of the gross premiums in Munich Re's primary insurance segment, posted a profit of €403m (448m). This was above the prorated budget for the year as a whole.

In accordance with its market position in Germany, ERGO was also hit by the effects of Kyrill: nevertheless, its combined ratio (for property-casualty business) only increased to 92.2% (89.5%). The combined ratio for the primary insurance group as a whole, i.e. including Europäische Reiseversicherung and the Watkins Syndicate, was a very good 93.3% (92.0%), despite Kyrill.

Gross premiums written in the Munich Re Group's primary insurance business advanced to €8.8bn (8.5bn). Growth was especially pronounced in international business, particularly in property-casualty insurance and in the health segment.

The life insurers wrote gross premiums of €3.0bn (3.1bn) in the first half of 2007. This 4.6% decrease is due to the still-high number of planned policy terminations in German business and also to lower revenue from single-premium business with institutional clients in Italy. The health insurers' premium volume rose 4.6% to €2.7bn (2.6bn).

In property-casualty insurance, premiums climbed by 10.6% to €3.1bn (2.8bn) in the first half of the year. The acquisition of the Turkish İsviçre Group contributed particularly to growth in this area.

Investments: Investment result up €843m

The Munich Re Group's total investments increased by 1.2% to €178.9bn in the first half-year compared with the end of 2006. The investment result improved to €5.6bn (4.8bn) in the first six months of 2007. This was primarily due to strong growth in regular investment income, as well as to the already announced gains of approximately €550m on the disposal of real estate.

In the first half-year, the negative effects of the rise in interest rates exceeded the positive impact of the appreciation in share prices: net unrealised gains on securities available for sale fell to €6.7bn (9.3bn).

MEAG MUNICH ERGO AssetManagement GmbH – the asset manager of Munich Re and the ERGO Insurance Group – had Group assets of €171.8bn (172.4bn) under management at 30 June 2007.

Prospects for 2007

The Munich Re Group aims to achieve a return of at least 15% on risk-adjusted capital (RORAC) again in 2007.

In the third quarter, the German business tax reform and Annual Tax Act 2008 will have a positive impact of around €400m on the result. Anticipating this effect and based on the very pleasing development of its business in the first half-year, Munich Re is raising its profit guidance range for the year from €3.0–3.2bn to €3.5–3.8bn. This presupposes a normal development on the capital markets and in claims costs up to the end of the year. Von Bomhard stressed: "We are right on track for the year as a whole. Our targets remain ambitious, but we can – and aim to – deliver another outstanding result."

As far as the third quarter is concerned, initial estimates indicate that the earthquake in Japan, the floods in Britain, and the air crash in Brazil (all three in July 2007) may each result in a claims burden in the double-digit million euro region.

Despite the effects of currency translation, for 2007 Munich Re currently anticipates only a slight decline in Group premium income to between €36.5bn and €37.5bn. In reinsurance, its sights are still set on a combined ratio of under 97% in 2007. Whether or not this will be achieved is largely dependent upon the natural-catastrophe claims costs for the remainder of the risk period. In primary insurance, the combined-ratio target for 2007 is again under 95%.

Von Bomhard emphasised that with Changing Gear the Group's objectives were clearly defined: "We want to be the most profitable reinsurer worldwide. As a primary insurer, we intend to exploit business segments and markets with major growth potential, particularly abroad." The Chairman of the Board of Management drew a preliminary conclusion: "Changing Gear is not a programme for just a few months. Nevertheless, we are proud of what we have already achieved in such a short time. We have the risk expertise, the financial strength and the market access. Now it is a matter of using these strengths on the global risk market to grow profitably."

The **Munich Re Group** operates worldwide, turning risk into value. In the financial year 2006, it achieved a profit of €3,519m, the highest in its 126-year corporate history. In 2006, its premium income amounted to approximately €37bn and its investments to around €177bn. The Group is characterised by particularly pronounced diversification, client focus and earnings stability. It has approximately 37,000 employees in over 50 locations throughout the world and operates in all lines of insurance. With premium income of around €22bn in the year 2006 from reinsurance alone, it is one of the world's leading reinsurers. Its primary insurance operations are mainly concentrated in the ERGO Insurance Group; it is the second-largest provider in the German primary insurance market and a leading player in the European insurance market in health insurance and legal expenses cover. The ERGO Insurance Group is present in 25 countries, and 33 million clients place their trust in the services, competence and security it provides.

Disclaimer

Note for editorial departments:
In case of enquiries, please contact Dr. Christian Lawrence on +49 (89) 3891-5400 or Johanna Weber on +49 (89) 3891-2695..
The quarterly report 2/2007 and the presentation for today's press conference can be viewed in German and English at www.munichre.com.

Munich, 6 August 2007

Münchener Rückversicherungs-Gesellschaft

signed Dr. von Bomhard signed Dr. Lawrence

2/2007

Munich Re Group
Quarterly Report

Münchener Rück
Munich Re Group

Supervisory Board

Dr. Hans-Jürgen Schinzler (Chairman)

Board of Management

Dr. Nikolaus von Bomhard (Chairman)

Dr. Ludger Arnoldussen

Dr. Thomas Blunck

Georg Daschner

Dr. Torsten Jeworrek

John Phelan

Dr. Jörg Schneider

Dr. Wolfgang Strassl

Munich Re Group

Key figures (IFRS)

		Q1–2 2007	Q1–2 2006*	Change %	Q2 2007	Q2 2006*	Change %
Gross premiums written	€m	**18,928**	19,063	–0.7	**8,908**	9,027	–1.3
Investment result	€m	**5,646**	4,803	17.6	**2,485**	2,674	–7.1
Result before impairment losses of goodwill	€m	**2,848**	3,320	–14.2	**1,535**	1,842	–16.7
Taxes on income	€m	**567**	1,029	–44.9	**298**	623	–52.2
Consolidated result	€m	**2,132**	2,127	0.2	**1,158**	1,141	1.5
Thereof attributable to minority interests	€m	34	45	–24.4	18	25	–28.0
Earnings per share	€	**9.54**	9.13	4.5	**5.22**	4.90	6.5
Combined ratio							
– Reinsurance property-casualty	%	**98.4**	91.6		**94.9**	91.7	
– Primary insurance property-casualty	%	**93.3**	92.0		**85.1**	87.2	

* Adjusted owing to IAS 8.

		30.6.2007	31.12.2006	Change %
Investments	€m	**178,937**	176,872	1.2
Equity	€m	**25,330**	26,320*	–3.8
Net technical provisions	€m	**155,651**	153,872*	1.2
Staff		**37,748**	37,210	1.4
Share price	€	**136.19**	130.42	4.4
Munich Re's market capitalisation**	€bn	**29.7**	29.9	–0.9

* Adjusted owing to IAS 8.

** Includes own shares earmarked for retirement.

Contents

To our shareholders



Dr. Nikolaus von Bomhard
Chairman of Munich Re's Board of Management

Dear Shareholders,

At the half-way point this year, I can again report that business has developed successfully and profitably. Although the start to the new financial year was burdened by loss expenditure for Winter Storm Kyrill totalling €450m, we closed the first quarter of 2007 with a large profit of nearly €1bn. This long-standing positive trend continued in the second quarter with a profit of almost €1.2bn, enabling us to post a consolidated profit of over €2.1bn for the first six months of 2007. We have thus even slightly surpassed the excellent result for the first half of 2006, despite the marked year-on-year increase in the frequency and size of losses from natural hazards.

These losses are reflected in the combined ratio in property-casualty reinsurance for the first half of 2007, where the figure of 98.4% (91.6%) contains 8.1 (1.0) percentage points attributable to natural catastrophe losses. In the second quarter, thanks to a lower claims burden from major losses, the combined ratio reduced again to 94.9% (with 3.8 percentage points due to natural catastrophes). This result is renewed confirmation of the quality of our basic business, which we are intent on maintaining even if reinsurance prices soften in the further course of the cycle. In the renewals of our reinsurance treaties in Japan, South Korea, the USA, Australia and Latin America at 1 April and 1 July, we remained true to our principle of putting profitability before growth and wrote business selectively at risk-adequate prices, terms and conditions.

The primary insurance result, which is largely determined by ERGO's business, was also affected by high windstorm losses in the first half-year. Given the weight of these random losses, I am nevertheless very satisfied with the combined ratio of 93.3% (92.0%) for the first six months and 85.1% (87.2%) for the second quarter of 2007.

Several years of continuous stable result development provide a solid foundation and the scope we need for our comprehensive Changing Gear programme for profitable growth, which I outlined briefly in my last letter to you. This programme is aimed at getting Munich Re into lasting good shape for the future and significantly enhancing our corporate value. It combines a whole range of initiatives with which we will exploit new growth potential. Although it mainly involves reinsurance, it also includes important initiatives in primary insurance and international health business. In reinsurance, the interplay between cycle management and active capital management (partly in the form of share buy-back programmes) is of utmost importance. Altogether, the initiatives launched under Changing Gear and the share buy-backs have the objective of increasing earnings per share by an average of 10% a year up to 2010, thereby continuing our successful performance trend of recent years. After all, our earnings per share nearly doubled between 2004 and 2006, an increase that ranks us second in our peer group, i.e. the major insurance groups against which we measure ourselves.

The success of our Changing Gear programme will also depend on structural measures, such as those we are taking in the business field of reinsurance. The necessary blueprints have already been adopted. With a view to achieving a sustained position as the most profitable of the world's big five reinsurers, we are making our operations even more client-centric. In other words, we are strengthening our client management and at the same time deepening our underwriting expertise. The organisational foundations for this are modifications of our operational structure in property-casualty reinsurance, designed to relieve underwriters and client managers of administrative and organisational tasks.

This restructuring will also enable us to concentrate better on the product and business-model innovations with which we aim to create additional earnings and growth potential. A few examples are virus protection covers for IT systems, the development of the Kyoto Multi Risk Policy (in which several lines of business traditionally insured separately are combined in one cover), and the use of new distribution channels with which reinsurance is brought closer to the original risk. Last but not least in this connection, I would like to mention our global life reinsurance business, where we aim to achieve average annual new business value of 15% up to 2010. To this end, we have reformulated our strategy for life reinsurance, realigned our structures, and set up centres of competence that combine expertise in the fields of underwriting, primary insurance products and pricing.

This glimpse into our "workshop" is intended to give you a first impression of how Changing Gear is taking shape in many areas and how committed your Munich Re is to making itself fit for the future. "Thinking the future now" is an art in which insurers and reinsurers are particularly well practised and which they must master if – like Munich Re – they aspire to turn risk into value.

Ladies and gentlemen, with another very good half-year result, we have taken a major step towards the goals that we set ourselves for 2007. What is more, in view of the present figures and a one-off tax effect, I am pleased to be able to increase our profit guidance for the current year to €3.5–3.8bn.

Yours sincerely,



Key parameters

- **Global growth still robust**
- **Economy recovers in the US and remains strong in the eurozone**
- **Long-term interest rates up significantly**

The strong growth of the world economy continued in the period under review. Following the slight weakening in the previous quarter, the US economy picked up again and, along with China, was once more a mainstay of global growth. The environment in the eurozone also remained positive.

According to initial estimates, the US economy recorded a seasonally-adjusted and annualised year-on-year real growth rate of 3.4% in the second quarter of 2007. The negative impact of the still-weak housing market lessened, and the automotive sector was among those areas where there was an improvement in the previously difficult climate.

In the eurozone, economic data suggested that the economy remained favourable in the period under review. Unemployment, for example, continued to fall. Furthermore, early indicators such as the Purchasing Managers' Index for the manufacturing sector signalled further robust economic development.

There were also good tidings from the German labour market. Whilst the much-heeded German ifo business climate index in June was marginally down on March's figure, it nonetheless remained at a high level, thus pointing to a consistently favourable economic climate.

In Japan, real growth in the reporting period is likely to have been lower than in the relatively strong previous quarter.

Growing by 11.9% in real terms year on year, however, China continued to make a significant contribution to global economic growth. The other emerging markets of Asia, eastern Europe and Latin America benefited from the still-robust global economy as well.

On the currency markets, the value of the euro increased to around US$ 1.37 by the end of April but then slid back to just over US$ 1.35 by the end of the quarter. The Federal Reserve again maintained its federal funds rate at 5.25%, while the European Central Bank raised its key interest rate from 3.75% to 4% in June. In this environment, long-term interest rates in the USA and the eurozone climbed appreciably. On the stock markets, the main international indices displayed an upward trend, with the EURO STOXX 50, the DAX and the US Dow Jones all showing a clear improvement in the second quarter.

For the year as a whole, the real economic growth rate in the USA will probably be lower than in 2006, although the burden imposed by the housing market is likely to decrease in the course of the year. We expect the economy to remain strong in the eurozone in the current year, not least due to a favourable development of domestic demand. In addition, Germany's robust growth dynamics are likely to be sustained.

The world economy remains exposed to significant risks. These include geopolitical uncertainty (particularly due to the political situation in the Middle East), another considerable increase in oil prices, a revival of global inflation, a conceivable further downturn of the US housing market, the risk of an appreciable correction of the US dollar owing to the high US current-account deficit, a potentially substantial increase in credit spreads, and the risk of a global pandemic.

Business experience from 1 January to 30 June 2007

Reinsurance

- **Satisfying treaty renewals at 1 April 2007**
- **Higher cost burden from major losses of €677m in the first six months largely due to Winter Storm Kyrill; combined ratio of 98.4%**
- **Gratifying half-year result of €1,922m**

Key reinsurance figures

		Q1–2 2007	Q1–2 2006	Q2 2007	Q2 2006
Gross premiums written	€bn	**11.0**	11.3	**5.2**	5.3
Loss ratio property-casualty	%	**69.9**	65.0	**62.9**	65.4
Expense ratio property-casualty	%	**28.5**	26.6	**32.0**	26.3
Combined ratio property-casualty	%	**98.4**	91.6	**94.9**	91.7
Thereof natural catastrophes	Percentage points	**8.1**	1.0	**3.8**	–
Investment result	€m	**2,648**	2,372	**1,324**	1,311
Result before impairment losses of goodwill	€m	**2,417**	2,587	**1,358**	1,353
Consolidated result	€m	**1,922**	1,756	**1,124**	915
Thereof attributable to minority interests	€m	**–**	–	**–**	–

		30.6.2007	31.12.2006
Investments	€bn	**86.6**	85.0
Net technical provisions	€bn	**59.8**	59.6

The Munich Re Group's reinsurance business performed successfully in the second quarter and whole first half of 2007. Compared with the same period last year, our operating result improved by 0.4% to €1,358m (1,353m) for the months of April to June 2007 and was a gratifying €2,417m (2,587m) in the first six months. This was attributable to both our excellent investment result and good technical result – despite the high claims expenditure for Winter Storm Kyrill (€390m) in the first quarter of the year. Our favourable underwriting performance, which is founded on our very profitable broad basic business, additionally benefited from low expenditure for major losses in the period from April to June. The consolidated result in reinsurance increased to €1,124m (915m) in the second quarter and totalled €1,922m (1,756m) for the first six months.

The successful turn-of-the-year treaty renewals in property-casualty reinsurance were followed at the beginning of April by similarly positive renewals in Japan and South Korea. Premium volume in these markets declined slightly but we were able to maintain prices and conditions at risk-adequate levels and to further improve our portfolio. We withdrew from insufficiently rated property business in South Korea but expanded our reinsurance position in the Japanese and South Korean casualty classes. New business in the US market enabled us to slightly overcompensate for lost premium volume in Asia.

As part of our risk management, we transferred a portion of our US hurricane risks to the capital market via a bond with a volume of US$ 150m, which matures on 10 January 2011. This catastrophe bond protects our

Gross premiums by division Q1–2 2007



Corporate Underwriting/Global Clients 17% (16%)
North America 10% (11%)
Europe and Latin America 18% (15%)
Special and Financial Risks 7% (9%)
Life and Health 34% (35%)
Germany, Asia Pacific and Africa 14% (14%)

Group against major hurricane losses, since it does not need to be redeemed if a hurricane market loss in excess of US$ 35bn occurs in a precisely defined region of the southern and eastern United States before the maturity date. It thus enables us to minimise losses that would affect us from such an event.

In good time for this year's hurricane season, we have taken the syndicate lead in reinsuring the Caribbean Catastrophe Risk Insurance Facility (CCRIF) set up in June 2007 to provide 16 countries in the Caribbean with insurance cover against hurricanes and earthquakes. This novel cover concept could possibly be applied to other markets as well.

Furthermore, in May we also acquired the Bell & Clements Group, which operates primarily as an underwriting manager in the USA and the UK and has worked closely with us for many years. The acceptance of business acquired and managed by selected underwriting agents through our own fronting companies is an interesting growth opportunity for the Munich Re Group. Bell & Clements currently act as intermediaries for premium volume totalling approximately US$ 300m.

In the second quarter of 2007, gross premiums written by our reinsurance group amounted to a total of €5.2bn (5.3bn) – a decrease of 3.2%. For the first six months, gross premiums written totalled €11.0bn (11.3bn), a 3.0% decline compared with the first half of 2006. The rise of the euro against many other currencies had a negative impact on our premium income from foreign-currency business translated into euros. If exchange rates had remained at the same level as in the same periods last year, our premium volume would have risen by 0.4% in the second quarter and by 1.1% in the first half of the year.

In life and health business, gross premiums written showed a fall of 4.5% to €1.9bn (2.0bn) between April and June compared with the same period last year. The decrease was attributable to changes in exchange rates and the scheduled reduction of individual large-volume reinsurance treaties. Premium volume for the first six months of 2007 was down by 6.2% to €3.7bn (3.9bn).

In property-casualty reinsurance, premium income fell by 2.4% to €3.3bn (3.4bn) in the quarter under review and experienced a marginal exchange-related reduction of 1.3% to €7.3bn (7.4bn) in the first half of the year. Without these currency translation effects, premium would have risen by 3.0%.

The combined ratio stood at 94.9% (91.7%) for the months of April to June and at 98.4% (91.6%) for the period from January to June, reflecting the high profitability of our basic business. At €111m (145m), the total burden from major losses for the second quarter was low. The largest loss event to affect us was a severe storm in Australia costing some €53m. For the first six months, our burden from major losses amounted to €677m (418m), approximately €259m higher than in the same period last year, mainly owing to the high expenditure for Winter Storm Kyrill (€390m) in the first quarter of 2007.

Initial estimates indicate that the recent earthquake in Japan, the floods in Britain, and the air crash in Brazil (all three events in July 2007) may each result in a claims burden in the double-digit million euro region. They thus constitute significant major losses which, however, in themselves and as an accumulation are not unusual for a globally operating primary insurance and reinsurance group of Munich Re's size.

Our reinsurers' investment result totalled €1,324m (1,311m) in the second quarter and €2,648m (2,372m) in the first half year. In the first quarter of the year, our income from the disposal of investments benefited from high gains on the sale of a real-estate package (see page 10), whereas in the second quarter it profited mainly from higher dividend income in our equity portfolio. By restructuring its portfolio of shareholdings, our reinsurance group achieved gains from the disposal of investments amounting to €373m (478m) in the second quarter and €858m (939m) in the first six months of 2007.

John Phelan, member of Munich Re's Board of Management and Chief Executive Officer of Munich Re America, retires at the end of the year. His successor as Chief Executive Officer of Munich Re America will be Anthony Kuczinski, who until now has headed Munich Re America's Specialty Markets unit. On Munich Re's Board of Management, Mr. Phelan will be succeeded by Dr. Peter Röder, currently member of the Board of Management of ERGO International AG. Dr. Röder will assume responsibility for property-casualty reinsurance business in the USA and Canada and with our global clients.

Primary insurance

- **Gross premiums written totalling €8.8bn (8.5bn) in the first half of 2007**
- **Higher combined ratio of 93.3% owing to Winter Storm Kyrill**
- **Half-year result of €410m**

Key primary insurance figures

		Q1–2 2007	Q1–2 2006*	Q2 2007	Q2 2006*
Gross premiums written	€bn	**8.8**	8.5	**4.1**	4.0
Loss ratio property-casualty	%	**59.3**	56.3	**52.2**	52.6
Expense ratio property-casualty	%	**33.7**	34.2	**30.7**	32.3
Combined ratio property-casualty	%	**93.0**	90.5	**82.9**	84.9
Combined ratio legal expenses insurance	%	**94.5**	97.2	**93.8**	95.6
Combined ratio property-casualty including legal expenses insurance	%	**93.3**	92.0	**85.1**	87.2
Investment result	€m	**3,336**	2,644	**1,373**	1,520
Result before impairment losses of goodwill	€m	**610**	793	**294**	554
Consolidated result	€m	**410**	446	**160**	301
Thereof attributable to minority interests	€m	**33**	44	**18**	23

		30.6.2007	31.12.2006
Investments	€bn	**107.1**	107.4
Net technical provisions	€bn	**95.8**	94.3*

*Adjusted owing to IAS 8.

The Munich Re Group's primary insurers essentially comprise the ERGO Insurance Group, Europäische Reiseversicherung and the Watkins Syndicate. The development of our primary insurance business is largely determined by the ERGO Insurance Group, which accounts for approximately 94% of premium income.

Our primary insurers posted a satisfactory operating result of €294m (554m) for the second quarter of 2007, and €610m (793m) for the first six months of the year. The consolidated result in primary insurance for the first six months of 2007 came to €410m (446m), with the months of April to June contributing €160m (301m).

Gross premiums written in the second quarter totalled €4.1bn (4.0bn), representing growth of 2.3%. In the first six months, they amounted to €8.8bn (8.5bn), an increase of 3.2% compared with the same period in 2006. Growth was especially strong in international business, in particular property-casualty insurance and health.

Gross premiums by class of insurance Q1–2 2007



Property-casualty 30% (28%)
Legal expenses 5% (5%)
Life 34% (37%)
Health 31% (30%)

In the second quarter of the year, our life primary insurers wrote gross premiums totalling €1.5bn (1.6bn), 5.0% less than in the same period last year. Premium volume for the first six months decreased by 4.6% to €3.0bn (3.1bn), largely owing to a high number of planned policy terminations in German business, where premium volume fell from €2.6bn to €2.5bn from January to June. Although German new business in the second quarter was up on the same period last year, it experienced a year-on-year decline of 5.3% in the first six months of 2007. This decrease was attributable to a basic underlying effect in the first quarter, as new business with regular premiums had been given a significant boost at the start of the third subsidisation stage for Riester policies in the first quarter of 2006. In contrast to this, single-premium business continued to grow in the first half of 2007, mainly thanks to unit-linked life insurance and classic annuity products. In company pension business, we recorded a slight year-on-year rise of 1.9% with regular premium business. Premium income from abroad developed very well too, especially in Poland and the Baltic States.

In health insurance, premium volume in the second quarter of 2007 experienced a significant increase by 4.3% to €1.3bn compared with the same quarter last year (€1.2bn), climbing by 4.6% overall to €2.7bn (2.6bn) in the period since January. The increase was largely attributable to good foreign business, whose growth of 9.9% exceeded that of domestic business (3.8%). The increase in premium volume in Spain and Belgium was particularly appreciable. In Germany, gross premiums written in supplementary health business were especially gratifying (+4.9%), although the increase rate of 3.0% achieved in comprehensive health insurance was also good. The number of policyholders was 9.0% higher than in the previous year, rising noticeably (by 11.2%) in supplementary health insurance but remaining virtually unchanged (+0.1%) in comprehensive health insurance.

As far as ERGO's property-casualty insurance is concerned, premium income in the second quarter totalled €860m (709m) – a robust increase of 21.4%. From January to June, premium volume climbed by 11.2% to €2.1bn (1.9bn), mainly due to foreign business, which was given additional momentum by the acquisition of the Turkish İsviçre Group in 2006. Adjusted to eliminate the effect of changes in the consolidated group, gross written premiums abroad would still have increased by 10%, largely owing to gratifying growth in Poland and the Baltic States. The volume of German business rose marginally by 0.4% to €1.5bn (1.5bn). In German motor insurance, premium income declined by 5.3%, above all owing to our profit-oriented underwriting policy and an increased number of policyholders reassigned to higher no-claims bonus classes. By contrast, the performance of our target lines was satisfying: commercial property and liability business showed year-on-year growth rates of 21.9% and 6.3%, while personal-accident insurance increased by 1.2%.

In legal expenses insurance, premium volume improved by 4.8% to €220m in the second quarter of 2007 compared with the same period last year (€210m), with gross premiums written for the period from January to June rising to €468m (443m), an increase of 5.6% on the same period last year. Premium growth was mainly driven by foreign business, which surged to €241m (220m).

At 93.3%, the combined ratio for property-casualty business (including legal expenses insurance) for the first six months of 2007 was higher than that of the same period last year (92.0%). Despite the favourable effect of the mild winter on overall claims development, Winter Storm Kyrill, which swept over wide areas of Europe in mid-January and severely hit our German home market, cost our primary insurers some €60m before tax. The second quarter of 2007 showed the usual good claims level, with a combined ratio of 85.1% (87.2%).

Our primary insurers' investment result in the first half of 2007 totalled €3.3bn (2.6bn), largely influenced by gains of around €330m from the sale of a major real-estate package (see page 10).

On 3 May 2007, ERGO opened a representation office in Mumbai, underlining its commitment to the dynamically growing Indian insurance market.

Also at the beginning of May, an agreement was signed between Munich Re, the ERGO Insurance Group and the Italian UniCredit Group to expand their partnership in Germany, Austria and Poland to include other growth markets in central and eastern Europe. Their intention is to extend bancassurance sales of ERGO's insurance products by UniCredit's subsidiaries to the countries of Romania, Slovakia, Slovenia, Hungary and Russia and to involve another partner in Poland. There are plans to transfer the model to Serbia, Bosnia, Ukraine and the Baltic States in the medium term.

Asset management

- **At €5,646m, investment result shows improvement of 17.6% on previous year**
- **Upward trend in share prices and interest rates in the first half-year**
- **Large gains on the sale of real estate**

Investment result

	Q1–2 2007 €m	Q1–2 2006 €m	Change %	**Q2 2007 €m**	Q2 2006 €m	Change %
Regular income	**4,285**	4,127	3.8	**2,458**	2,357	4.3
Write-ups/write-downs	**–440**	–800	45.0	**–194**	–328	40.9
Net realised capital gains	**2,013**	1,778	13.2	**322**	854	–62.3
Other income/expenses	**–212**	–302	29.8	**–101**	–209	51.7
Total	**5,646**	**4,803**	**17.6**	**2,485**	**2,674**	**–7.1**

Investment result by type of investment

	Q1–2 2007 €m	Q1–2 2006 €m	Change %	**Q2 2007 €m**	Q2 2006 €m	Change %
Real estate	**683**	194	252.1	**97**	74	31.1
Investments in affiliated companies	**–13**	34	–	**–12**	22	–
Investments in associates	**60**	37	62.2	**39**	24	62.5
Mortgage loans and other loans	**659**	564	16.8	**332**	288	15.3
Other securities	**4,129**	3,903	5.8	**1,956**	2,285	–14.4
Deposits retained on assumed reinsurance and other investments	**227**	301	–24.6	**101**	150	–32.7
Investments for the benefit of life insurance policyholders who bear the investment risk	**76**	–17	–	**61**	–64	–
Expenses for the management of investments and other expenses	**175**	213	–17.8	**89**	105	–15.2
Total	**5,646**	**4,803**	**17.6**	**2,485**	**2,674**	**–7.1**

The Munich Re Group's investment result increased to €5,646m (4,803m) in the first half of 2007.

In reinsurance, we achieved growth of 9.6%, whilst in primary insurance the result was up 23.5% on that of the previous year.

The €158m rise in regular income is due to increased interest rates allowing us to invest in items with higher yields.

Thanks to the positive trend on the equities markets, impairment losses on shares in the period under review were down €52m on the previous year at only €36m. But the first half of the year saw significant write-downs of €709m (690m) on our derivative financial instruments. These are the options, futures, swaps and currency forwards used in the context of our holistic risk management to hedge our portfolio against falling share prices, an extreme decline in reinvestment returns and exchange rate fluctuations. Particularly with equities, however, such losses in value are frequently compensated for by much greater appreciations in the hedged investment items, which are only partially reflected in the income statement for the period.

We achieved net gains of €2,013m (1,778m) in the first half of the year from the sale of investments. These were mainly attributable to the sale – initiated in 2006, but being carried out in 2007 – of a portfolio comprising 77 residential properties and 97 largely commercial properties in Germany for approximately €1.5bn, of which €1.3bn is attributable to investment property. In the first six months of 2007, we realised capital gains of

approximately €600m from this transaction alone, around €550m of which is reflected in the investment result, €220m in reinsurance and €330m in primary insurance. After policyholders' participation in these profits and after tax, the positive impact on the result for the Group was approximately €180m.

Between January and June 2007, we posted gains of €1,753m (1,822m) from the disposal of equity investments, €69m or 3.8% less than in the previous year.

Investment mix

	Reinsurance				Primary insurance				Asset management		Total	
	Life and health		Property-casualty		Life and health		Property-casualty					
All figures in €m*	**30.6. 2007**	31.12. 2006	**30.6. 2007**	31.12. 2006	**30.6. 2007**	31.12. 2006	**30.6. 2007**	31.12. 2006	**30.6. 2007**	31.12. 2006	**30.6. 2007**	31.12. 2006
Land and buildings, including buildings on third-party land	**460**	585	**660**	766	**2,759**	3,188	**92**	114	**65**	67	**4,036**	4,720
Investments in affiliated companies	**40**	24	**52**	28	**46**	43	**82**	75	**8**	8	**228**	178
Investments in associates	**59**	65	**151**	175	**504**	537	**299**	286	**60**	62	**1,073**	1,125
Loans	**133**	103	**182**	117	**31,167**	27,791	**1,553**	1,508	**8**	9	**33,043**	29,528
Other securities held to maturity	**–**	–	**–**	–	**216**	242	**8**	10	**–**	–	**224**	252
Other securities available for sale	**22,469**	22,841	**39,196**	36,430	**55,674**	57,383	**6,013**	6,227	**163**	34	**123,515**	122,915
– Fixed-interest	**17,166**	17,514	**30,911**	28,698	**44,287**	46,292	**4,453**	4,350	**156**	27	**96,973**	96,881
– Non-fixed-interest	**5,303**	5,327	**8,285**	7,732	**11,387**	11,091	**1,560**	1,877	**7**	7	**26,542**	26,034
Other securities held for trading	**130**	117	**562**	595	**291**	344	**318**	287	**–**	–	**1,301**	1,343
– Fixed-interest	**9**	10	**385**	455	**90**	97	**301**	274	**–**	–	**785**	836
– Non-fixed-interest	**–**	–	**8**	6	**–**	–	**10**	7	**–**	–	**18**	13
– Derivatives	**121**	107	**169**	134	**201**	247	**7**	6	**–**	–	**498**	494
Deposits retained on assumed reinsurance business	**4,345**	5,038	**6,219**	6,638	**265**	250	**5**	5	**–**	–	**10,834**	11,931
Other investments	**491**	230	**934**	612	**507**	1,775	**324**	251	**380**	192	**2,636**	3,060
Investments for the benefit of life insurance policyholders who bear the investment risk	**–**	–	**–**	–	**2,047**	1,820	**–**	–	**–**	–	**2,047**	1,820
Total	**28,127**	**29,003**	**47,956**	**45,361**	**93,476**	**93,373**	**8,694**	**8,763**	**684**	**372**	**178,937**	**176,872**

* After elimination of intra-Group transactions across segments.

The carrying amount of the Munich Re Group's investments increased by 1.2% in the first half-year to €179bn. Fixed-interest securities and loans predominate in the portfolio with a volume of €131.1bn (127.5bn), jointly accounting for approximately 73% of our total assets.

Our fixed-interest investments showed growth in the first six months of the year, improving by €3.6bn. The portfolio grew in size because we invested the cash inflow from the subordinated bond we issued in the second quarter in fixed-income securities, and because our primary insurance subsidiaries invested their liquid funds mainly in interest-bearing assets as well.

The volume of our investments in shares (including those in affiliated companies and associates), whose carrying amount fell €0.6bn in the first quarter, was up again in the second quarter. In the first half-year, the portfolio increased by €0.5bn overall to €26.3bn (25.8bn). The proportion of our investments in equities at carrying amounts thus climbed from 14.6% at the end of 2006 to 14.7% at 30 June 2007; taking into account hedging with equity derivatives, the percentage of equities – calculated at market values – fell by one percentage point to 13.1%.

As at 30 June, land and buildings totalled €4.0bn, constituting 2.3% of our total investment portfolio at carrying values, which was 0.4 percentage points less than at the balance sheet date in 2006. The decrease is due largely to the aforementioned sale of the real-estate package (see page 10).

Valuation reserves not recognised in the balance sheet

All figures in €m	**Valuation reserves 30.6.2007**	**Fair value 30.6.2007**	**Carrying amount 30.6.2007**	Valuation reserves 31.12.2006	Fair value 31.12.2006	Carrying amount 31.12.2006
Land and buildings*	**1,320**	**7,761**	**6,441**	1,822	9,077	7,255
Associates	**281**	**1,335**	**1,054**	302	1,408	1,106
Loans	**–1,703**	**31,340**	**33,043**	–216	29,312	29,528
Other securities	**1**	**225**	**224**	5	257	252
Total	**–101**	**40,661**	**40,762**	**1,913**	**40,054**	**38,141**

*Including owner-occupied property.

A large portion of our assets are recognised in our balance sheet at the market value as at the relevant reporting date. This does not apply to investments recognised at amortised cost such as investments in loans, property, and investments in associates. We show the differences between the market and balance sheet values of these types of investment as positive or negative "valuation reserves not recognised in the balance sheet" in the above table. These sank by €2.0bn net in the first half-year, totalling –€0.1bn (€1.9bn) at the end of June. The reduction was caused partly by the realisation of off-balance-sheet valuation reserves on investment property totalling €582m through our sale of the real-estate package (see page 10), and partly by the €1,487m increase (due to the rise in long-term interest rates) in our negative valuation reserves on investments in loans, 99% of which are held by our primary insurers.

These are not to be confused with "balance sheet valuation reserves", which are net unrealised gains and losses on "other securities available for sale" shown at market value which are not yet recognised as profit or loss in the income statement because they are unrealised. The balance of valuation reserves recognised in the balance sheet totalled €6.7bn (9.3bn) at 30 June 2007 (table on page 36). Net unrealised gains on non-fixed-interest securities available for sale (which make up the bulk of our share portfolio) moved up by €300m in the second quarter to €8,322m, €173m lower than at the start of the year.

The sustained upward yield trend, particularly in Europe, caused a slackening in the prices of our interest-bearing securities. Net unrealised gains on fixed-interest securities available for sale fell since the turn of the year by €2,432m to –€1,640m after six months.

Possible losses for the Group from financial instruments exposed to the US subprime mortgage markets would not be unusual for a globally operating primary insurance and reinsurance group of Munich Re's size. However, the conceivable maximum losses in this investment category even in extremely unfavourable scenarios should remain well below the extent of daily fluctuations in the Group's equity and fixed-interest portfolio.

Our investment strategy is characterised by the principles of holistic asset-liability management. In this, we seek to take into account the structure of the forecast payment obligations from insurance business (including their dependence on economic factors such as interest, currency and inflation) as far as possible and prudent when structuring our investment portfolio. The intention is to compensate for unexpected fluctuations in the value of liabilities via similar fluctuations on the capital markets. In addition, we also consider environmental and sustainability aspects when making our investment decisions.

Total assets under management

		30.6.2007	31.12.2006
Group's own investments	€bn	**171.8**	172.4
Third-party investments	€bn	**10.5**	11.2

		Q1–2 2007	Q1–2 2006	Q2 2007	Q2 2006
Group asset-management result	€m	**47**	27	**13**	13

The Munich Re Group has combined all its asset management activities at MEAG MUNICH ERGO AssetManagement GmbH, which manages investments totalling €171.8bn (172.4bn) and now also includes the Centre of Competence for Private Equity. By carefully expanding investments in private equity, we intend to generate positive returns on a sustained basis and improve our global diversification of risks across all asset classes.

In addition to its function as asset manager for the Group, MEAG also offers its competence to private and institutional clients in its third-party business. Assets managed in retail funds totalled €2.7bn (2.7bn) at the end of the first half-year, remaining on a par with the figure at the end of last year. MEAG's assets under management for institutional clients decreased to €7.8bn (8.5bn) on account of real-estate sales.

Prospects

- **Reinsurance markets still attractive, but selective underwriting approach required**
- **Rising premium in primary insurance, especially in property-casualty business**
- **Result of €3.5bn to €3.8bn aimed at for 2007**
- **Capital management to remain active**

There are various reasons why the quarterly results of insurance companies, including Munich Re, are not a suitable indicator for the results of the financial year as a whole. Losses from natural catastrophes and other major losses have a disproportionate impact on the result of the reporting period in which they randomly and unforeseeably occur. Late-reported claims for major loss events can also lead to substantial fluctuations in individual quarterly results. And finally, gains and losses on the disposal of investments do not follow a regular pattern. Consequently, our quarterly figures do not provide more than pointers to the result for the year that may be expected.

Reinsurance

The global reinsurance market has grown more strongly in recent decades than national economies, and it will continue to expand in the next ten years. We intend to participate in this development and become the most profitable of the big five reinsurers. To this end, we have combined strategic business initiatives and organisational and structural projects in a growth initiative with the motto "Changing Gear", aimed at achieving three ABC goals: Ambitious growth, Best in class and Capital efficiency. At the heart of this initiative is our determination to provide our clients more rapidly with even better tailored products.

Thanks to our traditional worldwide presence, particularly in the dynamically growing regions of Asia and eastern Europe, we are excellently positioned to consistently exploit our business opportunities. In life reinsurance, premium income will decline somewhat in 2007 owing to planned reductions of several reinsurance treaties with large premium volumes. However, fundamental growth impulses are likely to derive from the restructuring of European insurance supervision (Solvency II) and the continuing privatisation trend in old-age and disability provision in developed countries.

The field of health business presents a host of avenues for growth in various business models. We offer our clients more than the insurance industry's value chain per se because we integrate primary insurance and reinsurance more strongly and provide extensive services. We intend to further intensify the close cooperation between Munich Re and DKV in selected foreign markets.

Cycle management, underwriting discipline, client focus and leading know-how continue to provide the foundations for our good results in property-casualty reinsurance. We firmly adhere to risk-adequate prices and conditions even in phases with a fortuitously low incidence of major losses. This strategy was endorsed by the renewals for sections of our US and Latin American business at 1 July which, as experience shows, are an early indicator of the year-end renewals. Since competitive pressure is still intense, rates have declined slightly but generally remain at a risk-adequate level. We will consistently refrain from participating in business that does not meet our stringent profitability requirements and will further expand special segments with strong margins, introduce innovative products, and pursue our long-term-oriented business strategy. An example of this strategy is, as already mentioned, Munich Re's participation in the first international insurance solution for hurricane and earthquake risks providing 16 countries in the Caribbean with insurance cover. We took up the syndicate lead for this facility prior to the beginning of this year's hurricane season on 1 June 2007.

Overall, reinsurance business has performed satisfyingly thus far this year. With the peak cyclone season still ahead of us, however, further major losses from natural catastrophes could still occur in the coming months. For the year as a whole, we project a burden of 7% from natural catastrophes – among other things because of the major loss expenditure for Kyrill in the first quarter of the year. We are nevertheless confident of being able to achieve a combined ratio of under 97%. It is likely that

our gross premiums for 2007 will decrease to approximately €21–21.5bn, in part owing to the strong euro. Following the good performance of the first two quarters and taking into account one-time income from the German business tax reform and Annual Tax Act 2008, we aim to achieve an annual profit of €3.0bn to 3.2bn in reinsurance.

Primary insurance
All in all, we estimate that premiums in primary insurance business will grow satisfactorily. For life primary insurance, we anticipate that the year-on-year reductions recorded in German new business in the first six months will be offset in the remaining months of 2007. We expect higher income from single premiums and an increase in regular-premium income, especially in unit-linked life insurance. We are also proceeding on the assumption that our sales of Riester pension products qualifying for subsidisation will grow and that company pension business will continue gathering pace. Overall, gross written premiums should experience slight growth.

In health business, supplementary health insurance is likely to generate further sales. We predict that the German health reform, in particular the introduction of the new three-year waiting period, will result in a marginal decline in new German business with comprehensive health insurance. Premium income growth for 2007 should exceed the 3% growth rate expected for the German market as a whole.

We anticipate a strong expansion of premium volume in property-casualty business, mainly owing to good foreign business. In Germany, we estimate that premium income will remain at last year's level and the combined ratio including legal expenses insurance will rise marginally but nevertheless remain at the good level of under 95%.

Overall, we assume that gross premiums written in primary insurance for the year 2007 will total between €17.0bn and €17.5bn. We should be able to maintain our successful course of the past few years and deliver a favourable operating result again in 2007. In primary insurance, we are therefore increasing our profit guidance to around €900m, also in view of the one-off income resulting from the above-mentioned German tax legislation.

Munich Re Group
To optimise our capital structure and with it our cost of capital, we placed a subordinated bond with a total volume of €1.5bn in June of this year. It is a perpetual bond and callable by Munich Re from ten years after the date of issue. Up to then, the bond will have a fixed coupon rate of 5.767% and thereafter a floating rate. The share buy-backs are a further component of our active capital management: by the end of July, we had bought back 6.7 million Munich Re shares worth €895m. These share buy-backs are scheduled to attain a volume of at least €2bn by the Annual General Meeting on 17 April 2008. Further shares with a volume of €3bn are set to follow by 2010. By reducing the number of shares issued and improving our profit, we aim to boost our earnings per share on a normalised basis in 2007 by an average of 10% annually by 2010. In addition, we intend to pay our shareholders an annual dividend of at least €1bn for the financial years 2007 to 2009.

The basis for these high payouts of at least €8bn to our shareholders is to be our good business results: we anticipate that the Munich Re Group's consolidated gross premiums written for 2007 will be in the range of €36.5–37.5bn. Our investments should generate a return of 5% based on their average market values.

We are adhering to our long-term objective of earning a return on risk-adjusted capital (RORAC) of at least 15%. Given the very good performance of our business in the past six months and taking into account one-time income from the changes in German tax legislation estimated at €400m, it is our aim to achieve a consolidated annual profit of between €3.5bn and €3.8bn. This profit figure is equivalent to a RORAC of 18–20%. Our target is ambitious but attainable, provided that the incidence of random major losses remains within the normal range and the capital markets continue to develop satisfactorily.

Besides this, the opportunities and risks of probable future development as presented in the Munich Re Group's Annual Report 2006 apply unchanged to the remaining six months of 2007.

Consolidated financial statements
Consolidated balance sheet as at 30 June 2007

Assets				31.12.2006*		Change
	€m	€m	€m	€m	€m	%
A. Intangible assets						
I. Goodwill		3,197		3,229	–32	–1.0
II. Other intangible assets		1,013		1,055	–42	–4.0
			4,210	4,284	–74	–1.7
B. Investments						
I. Land and buildings, including buildings on third-party land		4,036		4,720	–684	–14.5
Thereof:						
– Investment property held for sale		472		1,164	–692	–59.5
II. Investments in affiliated companies and associates		1,301		1,303	–2	–0.2
III. Loans		33,043		29,528	3,515	11.9
IV. Other securities						
1. Held to maturity	224			252	–28	–11.1
2. Available for sale	123,515			122,915	600	0.5
3. Held for trading	1,301			1,343	–42	–3.1
		125,040		124,510	530	0.4
V. Deposits retained on assumed reinsurance		10,834		11,931	–1,097	–9.2
VI. Other investments		2,636		3,060	–424	–13.9
			176,890	175,052	1,838	1.0
C. Investments for the benefit of life insurance policyholders who bear the investment risk			2,047	1,820	227	12.5
D. Ceded share of technical provisions			5,981	6,593	–612	–9.3
E. Receivables			9,505	8,825	680	7.7
F. Cash at bank, cheques and cash in hand			2,768	2,172	596	27.4
G. Deferred acquisition costs						
– Gross		8,489		8,298	191	2.3
– Ceded share		91		108	–17	–15.7
– Net			8,398	8,190	208	2.5
H. Deferred tax assets			5,840	5,368	472	8.8
Thereof:						
– Deferred tax assets relating to disposal groups			9	16	–7	–43.8
I. Other assets			3,306	3,541	–235	–6.6
Thereof:						
– Owner-occupied property held for sale			–	66	–66	–100.0
Total assets			**218,945**	**215,845**	**3,100**	**1.4**

* Adjusted owing to IAS 8. For details, please see notes to the consolidated financial statements.

Equity and liabilities			31.12.2006*	Change	
	€m	**€m**	€m	€m	%
A. Equity					
I. Issued capital and capital reserve	**7,388**		7,388	–	–
II. Retained earnings	**10,554**		9,400	1,154	12.3
III. Other reserves	**4,821**		5,629	–808	–14.4
IV. Consolidated result attributable to Munich Re equity holders	**2,098**		3,425	–1,327	–38.7
V. Minority interests	**469**		478	–9	–1.9
		25,330	26,320	–990	–3.8
B. Subordinated liabilities		**4,902**	3,419	1,483	43.4
C. Gross technical provisions					
I. Unearned premiums	**6,362**		5,870	492	8.4
II. Provision for future policy benefits	**95,264**		94,660	604	0.6
III. Provision for outstanding claims	**47,351**		47,076	275	0.6
IV. Other technical provisions Thereof: – Provision for deferred premium refunds relating to disposal groups	**10,488** **–18**		10,929 –169	–441 151	–4.0 89.3
		159,465	158,535	930	0.6
D. Gross technical provisions for life insurance policies where the investment risk is borne by the policyholders		**2,167**	1,930	237	12.3
E. Other accrued liabilities		**4,830**	4,865	–35	–0.7
F. Liabilities					
I. Bonds and notes issued	**369**		378	–9	–2.4
II. Deposits retained on ceded business	**2,174**		2,241	–67	–3.0
III. Other liabilities Thereof: – Amounts due to banks relating to disposal groups	**11,424** **231**		10,015 231	1,409 –	14.1 –
		13,967	12,634	1,333	10.6
G. Deferred tax liabilities Thereof: – Deferred tax liabilities relating to disposal groups		**8,284** **29**	8,142 65	142 –36	1.7 –55.4
Total equity and liabilities		**218,945**	**215,845**	**3,100**	**1.4**

* Adjusted owing to IAS 8.

Consolidated income statement for the period 1 January to 30 June 2007

Items	Q1–2 2007 €m	Q1–2 2007 €m	Q1–2 2007 €m	Q1–2 2006* €m	Change €m	Change %
Gross premiums written	**18,928**			19,063	–135	–0.7
1. Earned premiums						
– Gross	**18,406**			18,603	–197	–1.1
– Ceded share	**751**			914	–163	–17.8
– Net		**17,655**		17,689	–34	–0.2
2. Investment result						
– Investment income	**7,670**			6,703	967	14.4
– Investment expenses	**2,024**			1,900	124	6.5
– Total		**5,646**		4,803	843	17.6
Thereof:						
– Income from associates		**60**		37	23	62.2
3. Other income		**1,019**		916	103	11.2
Total income (1–3)			**24,320**	23,408	912	3.9
4. Net expenses for claims and benefits						
– Gross	**16,383**			15,326	1,057	6.9
– Ceded share	**394**			533	–139	–26.1
– Net		**15,989**		14,793	1,196	8.1
5. Operating expenses						
– Gross	**4,560**			4,461	99	2.2
– Ceded share	**220**			243	–23	–9.5
– Net		**4,340**		4,218	122	2.9
6. Other expenses		**1,143**		1,077	66	6.1
Total expenses (4–6)			**21,472**	20,088	1,384	6.9
7. Result before impairment losses of goodwill			**2,848**	3,320	–472	–14.2
8. Impairment losses of goodwill			–	–	–	–
9. Operating result			**2,848**	3,320	–472	–14.2
10. Finance costs			**149**	164	–15	–9.1
11. Taxes on income			**567**	1,029	–462	–44.9
12. Consolidated result			**2,132**	2,127	5	0.2
Thereof:						
– Attributable to Munich Re equity holders			**2,098**	2,082	16	0.8
– Attributable to minority interests			**34**	45	–11	–24.4
			€	€	€	%
Earnings per share			**9.54**	9.13	0.41	4.5

* Adjusted owing to IAS 8.

Consolidated income statement for the period 1 April to 30 June 2007

Items	Q2 2007	Q2 2007	Q2 2007	Q2 2006*		Change
	€m	€m	€m	€m	€m	%
Gross premiums written	**8,908**			9,027	–119	–1.3
1. Earned premiums						
– Gross	**9,263**			9,280	–17	–0.2
– Ceded share	**402**			469	–67	–14.3
– Net		**8,861**		8,811	50	0.6
2. Investment result						
– Investment income	**3,685**			3,674	11	0.3
– Investment expenses	**1,200**			1,000	200	20.0
– Total		**2,485**		2,674	–189	–7.1
Thereof:						
– Income from associates		**39**		24	15	62.5
3. Other income		**607**		485	122	25.2
Total income (1–3)			**11,953**	11,970	–17	–0.1
4. Net expenses for claims and benefits						
– Gross	**7,736**			7,618	118	1.5
– Ceded share	**168**			219	–51	–23.3
– Net		**7,568**		7,399	169	2.3
5. Operating expenses						
– Gross	**2,365**			2,240	125	5.6
– Ceded share	**142**			115	27	23.5
– Net		**2,223**		2,125	98	4.6
6. Other expenses		**627**		604	23	3.8
Total expenses (4–6)			**10,418**	10,128	290	2.9
7. Result before impairment losses of goodwill			**1,535**	1,842	–307	–16.7
8. Impairment losses of goodwill			**–**	–	–	–
9. Operating result			**1,535**	1,842	–307	–16.7
10. Finance costs			**79**	78	1	1.3
11. Taxes on income			**298**	623	–325	–52.2
12. Consolidated result			**1,158**	1,141	17	1.5
Thereof:						
– Attributable to Munich Re equity holders			**1,140**	1,116	24	2.2
– Attributable to minority interests			**18**	25	–7	–28.0
			€	€	€	%
Earnings per share			**5.22**	4.90	0.32	6.5

* Adjusted owing to IAS 8.

Consolidated income statement (quarterly breakdown)

Items	Q2 2007	Q1 2007*	Q4 2006*	Q3 2006*	Q2 2006*	Q1 2006*
	€m	€m	€m	€m	€m	€m
Gross premiums written	8,908	10,020	9,356	9,017	9,027	10,036
1. Earned premiums						
– Gross	9,263	9,143	9,760	9,250	9,280	9,323
– Ceded share	402	349	547	438	469	445
– Net	8,861	8,794	9,213	8,812	8,811	8,878
2. Investment result						
– Investment income	3,685	3,985	2,792	2,887	3,674	3,029
– Investment expenses	1,200	824	880	630	1,000	900
– Total	2,485	3,161	1,912	2,257	2,674	2,129
Thereof:						
– Income from associates	39	21	–32	39	24	13
3. Other income	607	412	531	337	485	431
Total income (1–3)	11,953	12,367	11,656	11,406	11,970	11,438
4. Net expenses for claims and benefits						
– Gross	7,736	8,647	7,766	7,723	7,618	7,708
– Ceded share	168	226	247	255	219	314
– Net	7,568	8,421	7,519	7,468	7,399	7,394
5. Operating expenses						
– Gross	2,365	2,195	2,611	2,261	2,240	2,221
– Ceded share	142	78	172	84	115	128
– Net	2,223	2,117	2,439	2,177	2,125	2,093
6. Other expenses	627	516	844	454	604	473
Total expenses (4–6)	10,418	11,054	10,802	10,099	10,128	9,960
7. Result before impairment losses of goodwill	1,535	1,313	854	1,307	1,842	1,478
8. Impairment losses of goodwill	–	–	4	–	–	–
9. Operating result	1,535	1,313	850	1,307	1,842	1,478
10. Finance costs	79	70	72	74	78	86
11. Taxes on income	298	269	109	510	623	406
12. Consolidated result	1,158	974	669	723	1,141	986
Thereof:						
– Attributable to Munich Re equity holders	1,140	958	636	707	1,116	966
– Attributable to minority interests	18	16	33	16	25	20
	€	€	€	€	€	€
Earnings per share	5.22	4.32	2.80	3.11	4.90	4.23

* Adjusted owing to IAS 8.

Statement of recognised income and expense for the period 1 January to 30 June 2007

	Q1–2 2007 €m	Q1–2 2006* €m
Consolidated result	**2,132**	2,127
Currency translation	**–54**	–446
Unrealised gains and losses on investments	**–772**	–1,886
Change resulting from valuation at equity	**–12**	11
Change resulting from cash flow hedges	**–2**	–4
Actuarial gains and losses on defined benefit plans	**12**	7
Change in consolidated group	**4**	–42
Other changes	**10**	–21
Income and expense recognised directly in equity	**–814**	–2,381
Total recognised income and expense	**1,318**	–254
Thereof:		
– Attributable to Munich Re equity holders	**1,309**	–211
– Attributable to minority interests	**9**	–43
– Adjustments pursuant to IAS 8	**–7**	11

* Adjusted owing to IAS 8.

Group statement of changes in equity

All figures in €m	Equity attributable to Munich Re equity holders								Minority interests	Total equity
	Issued capital	Capital reserve	Retained earnings		Other reserves			Consolidated result		
			Retained earnings before deduction of own shares	Own shares held	Unrealised gains and losses	Reserve from currency translation	Valuation result from cash flow hedges			
Status at 31.12.2005*	**588**	**6,800**	**7,955**	**–201**	**6,056**	**–34**	**6**	**2,679**	**449**	**24,298**
Allocation to retained earnings	–	–	1,972	–	–	–	–	–1,972	–	–
Total recognised income and expense*	–	–	–	–	–1,844	–445	–4	2,082	–43	–254
Thereof:										
– Adjustments pursuant to IAS 8	–	–	–	–	9	3	–	–2	1	11
Dividend	–	–	–	–	–	–	–	–707	–16	–723
Share buy-backs	–	–	–	–53	–	–	–	–	–	–53
Status at 30.6.2006*	**588**	**6,800**	**9,927**	**–254**	**4,212**	**–479**	**2**	**2,082**	**390**	**23,268**
Status at 31.12.2006*	**588**	**6,800**	**9,860**	**–460**	**6,241**	**–626**	**14**	**3,425**	**478**	**26,320**
Allocation to retained earnings	–	–	2,437	–	–	–	–	–2,437	–	–
Total recognised income and expense	–	–	19	–	–750	–56	–2	2,098	9	1,318
Thereof:										
– Adjustments pursuant to IAS 8	–	–	–	–	–	1	–	–7	–1	–7
Dividend	–	–	–	–	–	–	–	–988	–18	–1,006
Share buy-backs	–	–	–	–1,302	–	–	–	–	–	–1,302
Retirement of own shares	–	–	–1,500	1,500	–	–	–	–	–	–
Status at 30.6.2007	**588**	**6,800**	**10,816**	**–262**	**5,491**	**–682**	**12**	**2,098**	**469**	**25,330**

* Adjusted owing to IAS 8.

Consolidated cash flow statement for the period 1 January to 30 June 2007

	Q1–2 2007 €m	Q1–2 2006* €m
Consolidated result	**2,132**	2,127
Net change in technical provisions	**3,246**	1,405
Change in deferred acquisition costs	**–233**	–133
Change in deposits retained and accounts receivable and payable	**572**	273
Change in other receivables and liabilities	**1,487**	817
Gains and losses on the disposal of investments	**–2,013**	–1,778
Change in securities held for trading	**–407**	–568
Change in other balance sheet items	**58**	551
Other income/expenses without impact on cash flow	**346**	918
I. Cash flows from operating activities	**5,188**	3,612
Inflows from the sale of consolidated companies	**70**	10
Outflows for the acquisition of consolidated companies	**60**	–
Change from the acquisition, sale and maturities of other investments	**–3,765**	–2,261
Change from the acquisition and sale of investments for unit-linked life insurance	**–151**	–118
Other	**116**	70
II. Cash flows from investing activities	**–3,790**	–2,299
Inflows from increases in capital	**–**	–
Outflows for share buy-backs	**1,302**	53
Dividend payments	**1,006**	719
Change from other financing activities	**1,510**	–843
III. Cash flows from financing activities	**–798**	–1,615
Cash flows for the financial year (I + II + III)	**600**	–302
Effect of exchange rate changes on cash	**–4**	–14
Cash at the beginning of the financial year	**2,172**	2,337
Cash at the end of the financial year	**2,768**	2,021

* Adjusted owing to IAS 8.

Segment reporting

Segment assets

	Reinsurance			
	Life and health		Property-casualty	
	30.6.2007	31.12.2006	**30.6.2007**	31.12.2006*
	€m	€m	**€m**	€m
A. Intangible assets	**277**	275	**1,197**	1,202
B. Investments				
I. Land and buildings, including buildings on third-party land	**460**	585	**660**	766
Thereof:				
– Investment property held for sale	**–**	102	**–**	128
II. Investments in affiliated companies and associates	**2,452**	2,553	**3,392**	3,281
III. Loans	**137**	181	**189**	215
IV. Other securities				
1. Held to maturity	**–**	–	**–**	–
2. Available for sale	**22,469**	22,841	**39,196**	36,430
3. Held for trading	**130**	117	**562**	595
	22,599	22,958	**39,758**	37,025
V. Deposits retained on assumed reinsurance	**6,393**	7,132	**9,002**	9,284
VI. Other investments	**536**	301	**993**	702
	32,577	33,710	**53,994**	51,273
C. Investments for the benefit of life insurance policyholders who bear the investment risk	**–**	–	**–**	–
D. Ceded share of technical provisions	**721**	844	**3,386**	3,871
E. Other segment assets	**6,371**	6,365	**9,032**	8,421
Thereof:				
– Other segment assets relating to disposal groups	**–**	4	**–**	8
Total segment assets	**39,946**	**41,194**	**67,609**	**64,767**

* Adjusted owing to IAS 8.

			Primary insurance		Asset management		Consolidation		Total	
	Life and health		Property-casualty							
	30.6.2007	31.12.2006	**30.6.2007**	31.12.2006*	**30.6.2007**	31.12.2006	**30.6.2007**	31.12.2006	**30.6.2007**	31.12.2006*
	€m	€m	**€m**	€m	**€m**	€m	**€m**	€m	**€m**	€m
	1,674	1,730	**1,053**	1,082	**17**	10	**–8**	–15	**4,210**	4,284
	2,760	3,189	**92**	114	**65**	67	**–1**	–1	**4,036**	4,720
	449	908	**–**	26	**23**	–	**–**	–	**472**	1,164
	620	1,063	**3,162**	3,290	**105**	106	**–8,430**	–8,990	**1,301**	1,303
	32,733	29,362	**1,634**	1,585	**100**	104	**–1,750**	–1,919	**33,043**	29,528
	216	242	**8**	10	**–**	–	**–**	–	**224**	252
	55,674	57,383	**6,013**	6,254	**163**	34	**–**	–27	**123,515**	122,915
	291	344	**318**	287	**–**	–	**–**	–	**1,301**	1,343
	56,181	57,969	**6,339**	6,551	**163**	34	**–**	–27	**125,040**	124,510
	268	253	**19**	18	**–**	–	**–4,848**	–4,756	**10,834**	11,931
	804	1,892	**435**	257	**380**	293	**–512**	–385	**2,636**	3,060
	93,366	93,728	**11,681**	11,815	**813**	604	**–15,541**	–16,078	**176,890**	175,052
	2,047	1,820	**–**	–	**–**	–	**–**	–	**2,047**	1,820
	6,506	6,357	**1,690**	1,528	**–**	–	**–6,322**	–6,007	**5,981**	6,593
	12,100	11,286	**4,127**	3,847	**171**	144	**–1,984**	–1,967	**29,817**	28,096
	9	70	**–**	–	**–**	–	**–**	–	**9**	82
	115,693	**114,921**	**18,551**	**18,272**	**1,001**	**758**	**–23,855**	**–24,067**	**218,945**	**215,845**

Segment reporting

Segment equity and liabilities

	Reinsurance			
	Life and health		Property-casualty	
	30.6.2007	31.12.2006	**30.6.2007**	31.12.2006
	€m	€m	**€m**	€m
A. Subordinated liabilities	**1,920**	1,349	**2,596**	1,682
B. Gross technical provisions				
I. Unearned premiums	**198**	195	**4,481**	4,362
II. Provision for future policy benefits	**15,943**	16,706	**639**	738
III. Provision for outstanding claims	**4,766**	4,489	**36,520**	36,482
IV. Other technical provisions Thereof: – Provision for deferred premium refunds relating to disposal groups	**1,200** **–**	1,114 –	**207** **–**	232 –
	22,107	22,504	**41,847**	41,814
C.Gross technical provisions for life insurance policies where the investment risk is borne by the policyholders	**–**	–	**–**	–
D. Other accrued liabilities	**683**	685	**1,368**	1,382
E. Other segment liabilities Thereof: – Other segment liabilities relating to disposal groups	**4,381** **–**	4,360 15	**8,394** **–**	6,992 19
Total segment liabilities	**29,091**	**28,898**	**54,205**	**51,870**

[1] Adjusted owing to IAS 8.

		Primary insurance		Asset management		Consolidation		Total	
Life and health		Property-casualty							
30.6.2007	31.12.2006*	30.6.2007	31.12.2006*	30.6.2007	31.12.2006	30.6.2007	31.12.2006	30.6.2007	31.12.2006*
€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
1	2	**396**	398	**–**	–	**–11**	–12	**4,902**	3,419
138	92	**1,949**	1,468	**–**	–	**–404**	–247	**6,362**	5,870
83,085	81,561	**290**	267	**–**	–	**–4,693**	–4,612	**95,264**	94,660
2,155	2,245	**4,852**	4,737	**–**	–	**–942**	–877	**47,351**	47,076
9,282	9,799	**117**	113	**–**	–	**–318**	–329	**10,488**	10,929
–18	–169	**–**	–	**–**	–	**–**	–	**–18**	–169
94,660	93,697	**7,208**	6,585	**–**	–	**–6,357**	–6,065	**159,465**	158,535
2,167	1,930	**–**	–	**–**	–	**–**	–	**2,167**	1,930
1,111	1,153	**1,690**	1,675	**52**	47	**–74**	–77	**4,830**	4,865
13,865	13,702	**3,955**	4,044	**743**	524	**–9,087**	–8,846	**22,251**	20,776
260	258	**–**	4	**–**	–	**–**	–	**260**	296
111,804	**110,484**	**13,249**	**12,702**	**795**	**571**	**–15,529**	**–15,000**	**193,615**	**189,525**
						Equity		**25,330**	**26,320**
						Total equity and liabilities		**218,945**	**215,845**

Segment reporting

Segment income statement
1.1.–30.6.2007

	Reinsurance			
	Life and health		Property-casualty	
	Q1–2 2007	Q1–2 2006	**Q1–2 2007**	Q1–2 2006
	€m	€m	**€m**	€m
Gross premiums written	**3,658**	3,899	**7,335**	7,434
Thereof:				
– From insurance transactions with other segments	**355**	366	**513**	432
– From insurance transactions with external third parties	**3,303**	3,533	**6,822**	7,002
1. Earned premiums				
– Gross	**3,652**	3,933	**7,194**	7,335
– Ceded	**134**	230	**371**	476
– Net	**3,518**	3,703	**6,823**	6,859
2. Investment result				
– Investment income	**1,078**	988	**2,749**	2,090
– Investment expenses	**251**	149	**928**	557
– Total	**827**	839	**1,821**	1,533
Thereof:				
– Income from associates	**1**	3	**11**	21
3. Other income	**164**	157	**336**	301
Total income (1–3)	**4,509**	4,699	**8,980**	8,693
4. Expenses for claims and benefits				
– Gross	**2,902**	3,034	**4,996**	4,721
– Ceded share	**72**	157	**214**	235
– Net	**2,830**	2,877	**4,782**	4,486
5. Operating expenses				
– Gross	**926**	1,111	**2,116**	1,969
– Ceded share	**29**	68	**166**	139
– Net	**897**	1,043	**1,950**	1,830
6. Other expenses	**203**	183	**410**	386
Total expenses (4–6)	**3,930**	4,103	**7,142**	6,702
7. Result before impairment losses of goodwill	**579**	596	**1,838**	1,991
8. Impairment losses of goodwill	**–**	–	**–**	–
9. Operating result	**579**	596	**1,838**	1,991
10. Finance costs	**49**	48	**86**	81
11. Taxes on income	**129**	221	**231**	481
12. Consolidated result	**401**	**327**	**1,521**	**1,429**
Thereof:				
– Attributable to Munich Re equity holders	**401**	**327**	**1,521**	**1,429**
– Attributable to minority interests		**–**		**–**

* Adjusted owing to IAS 8.

Life and health		Primary insurance Property-casualty		Asset management		Consolidation		Total	
Q1–2 2007	Q1–2 2006*	**Q1–2 2007**	Q1–2 2006	**Q1–2 2007**	Q1–2 2006	**Q1–2 2007**	Q1–2 2006	**Q1–2 2007**	Q1–2 2006*
€m	€m	**€m**	€m	**€m**	€m	**€m**	€m	**€m**	€m
5,665	5,691	**3,148**	2,847	**–**	–	**–878**	–808	**18,928**	19,063
1	1	**9**	9	**–**	–	**–878**	–808	**–**	–
5,664	5,690	**3,139**	2,838	**–**	–	**–**	–	**18,928**	19,063
5,620	5,649	**2,658**	2,416	**–**	–	**–718**	–730	**18,406**	18,603
439	445	**525**	493	**–**	–	**–718**	–730	**751**	914
5,181	5,204	**2,133**	1,923	**–**	–	**–**	–	**17,655**	17,689
3,746	3,427	**470**	436	**57**	32	**–430**	–270	**7,670**	6,703
822	1,168	**58**	51	**3**	4	**–38**	–29	**2,024**	1,900
2,924	2,259	**412**	385	**54**	28	**–392**	–241	**5,646**	4,803
32	–5	**3**	14	**13**	4	**–**	–	**60**	37
552	423	**289**	374	**183**	167	**–505**	–506	**1,019**	916
8,657	7,886	**2,834**	2,682	**237**	195	**–897**	–747	**24,320**	23,408
7,473	6,689	**1,580**	1,416	**–**	–	**–568**	–534	**16,383**	15,326
289	274	**294**	292	**–**	–	**–475**	–425	**394**	533
7,184	6,415	**1,286**	1,124	**–**	–	**–93**	–109	**15,989**	14,793
865	792	**865**	806	**–**	–	**–212**	–217	**4,560**	4,461
114	122	**126**	129	**–**	–	**–215**	–215	**220**	243
751	670	**739**	677	**–**	–	**3**	–2	**4,340**	4,218
518	465	**403**	424	**169**	154	**–560**	–535	**1,143**	1,077
8,453	7,550	**2,428**	2,225	**169**	154	**–650**	–646	**21,472**	20,088
204	336	**406**	457	**68**	41	**–247**	–101	**2,848**	3,320
–	–	**–**	–	**–**	–	**–**	–	**–**	–
204	336	**406**	457	**68**	41	**–247**	–101	**2,848**	3,320
1	1	**12**	33	**2**	2	**–1**	–1	**149**	164
104	191	**83**	122	**19**	12	**1**	2	**567**	1,029
99	144	**311**	302	**47**	27	**–247**	–102	**2,132**	2,127
87	125	**290**	277	**46**	27	**–247**	–103	**2,098**	2,082
12	19	**21**	25	**1**	–	**–**	1	**34**	45

Segment reporting

Segment income statement
1.4.–30.6.2007

	Reinsurance			
	Life and health		Property-casualty	
	Q2 2007	Q2 2006	**Q2 2007**	Q2 2006
	€m	€m	**€m**	€m
Gross premiums written	**1,867**	1,954	**3,306**	3,389
Thereof:				
– From insurance transactions with other segments	**171**	180	**144**	97
– From insurance transactions with external third parties	**1,696**	1,774	**3,162**	3,292
1. Earned premiums				
– Gross	**1,881**	1,924	**3,543**	3,615
– Ceded	**88**	109	**197**	226
– Net	**1,793**	1,815	**3,346**	3,389
2. Investment result				
– Investment income	**580**	522	**1,496**	1,172
– Investment expenses	**170**	75	**582**	308
– Total	**410**	447	**914**	864
Thereof:				
– Income from associates	**–**	1	**5**	13
3. Other income	**104**	85	**217**	154
Total income (1–3)	**2,307**	2,347	**4,477**	4,407
4. Expenses for claims and benefits				
– Gross	**1,505**	1,465	**2,203**	2,313
– Ceded share	**36**	57	**93**	78
– Net	**1,469**	1,408	**2,110**	2,235
5. Operating expenses				
– Gross	**449**	562	**1,166**	949
– Ceded share	**28**	33	**94**	57
– Net	**421**	529	**1,072**	892
6. Other expenses	**119**	112	**235**	225
Total expenses (4–6)	**2,009**	2,049	**3,417**	3,352
7. Result before impairment losses of goodwill	**298**	**298**	**1,060**	**1,055**
8. Impairment losses of goodwill	**–**	–	**–**	–
9. Operating result	**298**	298	**1,060**	1,055
10. Finance costs	**26**	26	**45**	33
11. Taxes on income	**43**	128	**120**	251
12. Consolidated	**229**	**144**	**895**	**771**
Thereof:				
– Attributable to Munich Re equity holders	**229**	**144**	**895**	**771**
– Attributable to minority interests	**–**	**–**		**–**

* Adjusted owing to IAS 8.

	Primary insurance				Asset management		Consolidation		Total
Life and health		Property-casualty							
Q2 2007	Q2 2006*	**Q2 2007**	Q2 2006	**Q2 2007**	Q2 2006	**Q2 2007**	Q2 2006	**Q2 2007**	Q2 2006*
€m	€m	**€m**	€m	**€m**	€m	**€m**	€m	**€m**	€m
2,810	2,835	**1,245**	1,129	**–**	–	**–320**	–280	**8,908**	9,027
–	–	**5**	3	**–**	–	**–320**	–280	**–**	–
2,810	2,835	**1,240**	1,126	**–**	–	**–**	–	**8,908**	9,027
2,831	2,850	**1,359**	1,218	**–**	–	**–351**	–327	**9,263**	9,280
213	221	**255**	240	**–**	–	**–351**	–327	**402**	469
2,618	2,629	**1,104**	978	**–**	–	**–**	–	**8,861**	8,811
1,683	1,940	**149**	210	**30**	12	**–253**	–182	**3,685**	3,674
427	605	**32**	25	**1**	1	**–12**	–14	**1,200**	1,000
1,256	1,335	**117**	185	**29**	11	**–241**	–168	**2,485**	2,674
28	–1	**2**	10	**4**	1	**–**	–	**39**	24
300	215	**135**	205	**77**	79	**–226**	–253	**607**	485
4,174	4,179	**1,356**	1,368	**106**	90	**–467**	–421	**11,953**	11,970
3,574	3,422	**745**	682	**–**	–	**–291**	–264	**7,736**	7,618
120	141	**142**	141	**–**	–	**–223**	–198	**168**	219
3,454	3,281	**603**	541	**–**	–	**–68**	–66	**7,568**	7,399
441	437	**426**	392	**–**	–	**–117**	–100	**2,365**	2,240
62	59	**73**	65	**–**	–	**–115**	–99	**142**	115
379	378	**353**	327	**–**	–	**–2**	–1	**2,223**	2,125
251	249	**196**	217	**84**	70	**–258**	–269	**627**	604
4,084	3,908	**1,152**	1,085	**84**	70	**–328**	–336	**10,418**	10,128
90	271	**204**	283	**22**	20	**–139**	–85	**1,535**	1,842
–	–	**–**	–	**–**	–	**–**	–	**–**	–
90	271	**204**	283	**22**	20	**–139**	–85	**1,535**	1,842
1	–	**6**	19	**1**	1	**–**	–1	**79**	78
46	136	**81**	98	**8**	6	**–**	4	**298**	623
43	135	**107**	166	**13**	13	**–139**	–88	**1,158**	1,141
36	121	**106**	157	**13**	13	**–139**	–90	**1,040**	1,116
7	14	**11**	9	**–**	–	**–**	2	**18**	25

Segment reporting

Investments*	Reinsurance		Primary insurance		Asset management		Total	
	30.6.2007 €m	31.12.2006 €m	**30.6.2007 €m**	31.12.2006 €m	**30.6.2007 €m**	31.12.2006 €m	**30.6.2007 €m**	31.12.2006 €m
Europe	**44,742**	45,043	**98,068**	98,656	**614**	311	**143,424**	144,010
North America	**26,603**	24,824	**2,243**	1,936	**33**	22	**28,879**	26,782
Asia and Australasia	**3,112**	2,899	**1,691**	1,334	**36**	38	**4,839**	4,271
Africa, Near and Middle East	**763**	750	**35**	77	**1**	–	**799**	827
Latin America	**863**	848	**133**	133	**–**	1	**996**	982
Total	**76,083**	**74,364**	**102,170**	**102,136**	**684**	**372**	**178,937**	**176,872**

*After elimination of intra-Group transactions across segments.

Gross premiums written*	Reinsurance		Primary insurance		Total	
	Q1–2 2007 €m	Q1–2 2006 €m	**Q1–2 2007 €m**	Q1–2 2006 €m	**Q1–2 2007 €m**	Q1–2 2006 €m
Europe	**5,122**	5,274	**8,657**	8,316	**13,779**	13,590
North America	**3,123**	3,532	**83**	115	**3,206**	3,647
Asia and Australasia	**985**	934	**45**	61	**1,030**	995
Africa, Near and Middle East	**374**	382	**15**	27	**389**	409
Latin America	**521**	413	**3**	9	**524**	422
Total	**10,125**	**10,535**	**8,803**	**8,528**	**18,928**	**19,063**

*After elimination of intra-Group transactions across segments.

Gross premiums written*	Reinsurance		Primary insurance		Total	
	Q2 2007 €m	Q2 2006 €m	**Q2 2007 €m**	Q2 2006 €m	**Q2 2007 €m**	Q2 2006 €m
Europe	**2,353**	2,495	**3,984**	3,846	**6,337**	6,341
North America	**1,562**	1,797	**60**	63	**1,622**	1,860
Asia and Australasia	**495**	405	**–**	34	**495**	439
Africa, Near and Middle East	**201**	199	**4**	11	**205**	210
Latin America	**247**	170	**2**	7	**249**	177
Total	**4,858**	**5,066**	**4,050**	**3,961**	**8,908**	**9,027**

*After elimination of intra-Group transactions across segments.

Notes

Recognition and measurement

This quarterly report as at 30 June 2007 has been prepared in accordance with International Financial Reporting Standards (IFRSs) as applicable in the European Union. We have complied with all new and amended IFRSs whose application is compulsory for the first time for periods beginning on 1 January 2007. Otherwise, the same principles of recognition, measurement and consolidation have been applied as in our consolidated financial statements as at 31 December 2006. In accordance with IAS 34.41, greater use is made of estimation methods and planning data in preparing our quarterly figures than in our annual financial reporting.

Taxes on income in the Munich Re Group's quarterly financial statements are calculated in the same way as for the consolidated financial statements as at 31 December 2006, i.e. a direct tax calculation is made per quarterly result of the individual consolidated companies.

The following effects from the first-time application of new or amended IFRSs will be of significance for the consolidated financial statements as at 31 December 2007:

IFRS 7, Financial Instruments: Disclosures, is applicable for accounting periods beginning on or after 1 January 2007. In addition to extended disclosure obligations in respect of recognition and measurement of financial instruments, the new standard requires more extensive information on the type and extent of risks from financial instruments; the requirements of IFRS 4 regarding risks from insurance contracts have been adjusted in the same way. Parallel to this, IAS 1 (rev. 2005), Presentation of Financial Statements, calls for the disclosure of aims, methods and processes used in capital management.

In the second quarter of 2007, we adjusted previous-year figures retrospectively for the following items in accordance with IAS 8, without impact on profit or loss.

a) We have improved the method for initial consolidations where a revaluation is not material. This gives rise to a shift within equity of €62m.
b) The establishment of provisions for deferred premium refunds is now treated separately from deferred taxes. This change results in more reliable and relevant information, since it means that this liability is also recognised in profits retained by subsidiaries. As a consequence, retained earnings and other reserves have been adjusted by €78m for 2005 and by €5m for 2006.
c) Owing to an adjustment of deferred taxes posted in the past, retained earnings have been adjusted by €13m for 2005 and by €2m for 2006.
d) In connection with the conversion of the consolidation system, goodwill has been adjusted by €30m for 2005 and by –€3m for 2006.

The consolidated balance sheets for financial years 2005 and 2006 are affected by the adjustments pursuant to IAS 8 in the following manner:

Consolidated balance sheet	31.12.2005 as originally recognised	Changes due to adjustments pursuant to IAS 8 in 2005				
All figures in €m		a)	b)	c)	d)	31.12.2005
Assets						
A I. Goodwill	3,264	–	–	–	–30	3,234
Equity and liabilities						
A II. Retained earnings	7,777	62	–68	13	–30	7,754
A III. Other reserves	6,100	–62	–10	–	–	6,028
A V. Minority interests in equity	453	–	–5	1	–	449
C IV. Other technical provisions	10,534	–	83	–	–	10,617
G Deferred tax liabilities	7,201	–	–	–14	–	7,187

Consolidated balance sheet All figures in €m	31.12.2006 as originally recognised	Total changes pursuant to IAS 8 in 2005	Changes due to adjustments pursuant to IAS 8 in 2006 b)	c)	d)	31.12.2006
Assets						
A. I. Goodwill	3,256	–30	–	–	3	3,229
H. Deferred tax assets	5,370	–	–	–2	–	5,368
Equity and liabilities						
A. II. Retained earnings	9,416	–23	9	–2	–	9,400
A. III. Other reserves	5,702	–72	–4	–	3	5,629
A. IV. Consolidated result attributable to Munich Re equity holders	3,440	–	–15	–	–	3,425
A. V. Minority interests in equity	483	–4	–1	–	–	478
C. IV. Other technical provisions	10,835	83	11	–	–	10,929
G Deferred tax liabilities	8,156	–14	–	–	–	8,142

The effects on the consolidated income statement for the financial year 2006 are as follows:

Consolidated income statement All figures in €m	2006 as originally recognised	Changes due to adjustments pursuant to IAS 8 in 2006 b)	2006
4. Gross expenses for claims and benefits	30,798	17	30,815
6. Total expenses	40,876	17	40,893
7. **Result before impairment losses of goodwill**	5,498	–17	5,481
9. Operating result	5,494	–17	5,477
12. **Group result**	3,536	–17	3,519
Thereof:			
– Attributable to Munich Re equity holders	3,440	–15	3,425
– Attributable to minority interests	96	–2	94
Earnings per share	15.12	–0.07	15.05

Changes in the consolidated group
On 8 May 2007, Munich Reinsurance Company acquired a shareholding of 100% in the Bell & Clements Group. Bell & Clements, which operates primarily as an underwriting manager in the USA and the UK, has already arranged business for the Munich Re Group in the past – mainly property business with primary insurers. Apart from the underwriting manager Bell & Clements Ltd. (London), the Bell & Clements Group also comprises a small primary insurer, Bell & Clements International Insurance Company Ltd. in Bermuda. The total purchase price of €49m includes a three-year earn-out agreement with the seller, currently estimated at €5.5m, as well as incidental acquisition expenses, other costs such as consulting services and taxes incurred. Besides goodwill of €24m, other intangible assets of €18m were acquired. The recognition of these amounts as assets is based on the synergies inherent in the acquisition, particularly the tapping of additional future business potential through the use of the company's distribution network and know-how. As the Bell & Clements Group has not yet been finally integrated into our Group-wide reporting process, it is included in these consolidated financial statements solely under consolidation of investment in subsidiaries. Full consolidation is planned as from the third quarter of 2007.

Foreign currency translation
Munich Re's presentation currency is the euro (€). The following table shows the exchange rates of the most important currencies for our business:

Currency translation rates

Rate for €1	Balance sheet 30.6.2007	Balance sheet 31.12.2006	Income statement Q2 2007	Income statement Q1 2007	Income statement Q2 2006	Income statement Q1 2006
Australian dollar	**1.59185**	1.67300	**1.62254**	**1.66693**	1.68371	1.62793
Canadian dollar	**1.43665**	1.53450	**1.48145**	**1.53558**	1.41098	1.38917
Pound sterling	**0.67315**	0.67375	**0.67890**	**0.67059**	0.68804	0.68640
Rand	**9.52410**	9.29750	**9.56422**	**9.48893**	8.12931	7.40214
Swiss franc	**1.65520**	1.60965	**1.64734**	**1.61619**	1.56350	1.55929
US dollar	**1.35055**	1.31865	**1.34828**	**1.31062**	1.25700	1.20220
Yen	**166.7860**	157.1240	**162.7890**	**156.4280**	143.7610	140.5450

Intangible assets

All figures in €m	30.6.2007	31.12.2006
I. Goodwill	**3,197**	3,229*
II. Other intangible assets	**1,013**	1,055
Thereof:		
– Software	**313**	353
– Purchased insurance portfolios	**549**	562
– Other	**151**	140
Total	**4,210**	**4,284**

* Adjusted owing to IAS 8.

Other securities – Available for sale

All figures in €m	Carrying amounts 30.6.2007	Carrying amounts 31.12.2006	Unrealised gains/losses 30.6.2007	Unrealised gains/losses 31.12.2006	Amortised cost 30.6.2007	Amortised cost 31.12.2006
Fixed-interest securities	**96,973**	96,881	**–1,640**	792	**98,613**	96,089
Non-fixed-interest securities						
– Shares	**23,760**	23,268	**7,777**	7,992	**15,983**	15,276
– Investment funds	**2,210**	2,205	**497**	455	**1,713**	1,750
– Others	**572**	561	**48**	48	**524**	513
Total	**123,515**	**122,915**	**6,682**	**9,287**	**116,833**	**113,628**

Number of shares in circulation and number of own shares held

Number of shares	30.6.2007	31.12.2006
Number of shares in circulation	**215,534,978**	225,616,173
Number of own shares held	**2,353,692**	3,964,060
Total	**217,888,670**	**229,580,233**

The equities portfolio contains 304,519 shares acquired in the share buy-back programme decided on by the Board of Management on 4 May 2007. These shares had not yet been retired at the balance sheet date.

Minority interests

These are mainly minority interests in the ERGO Insurance Group.

All figures in €m	30.6.2007	31.12.2006*
Unrealised gains and losses	**36**	69
Consolidated result	**34**	79
Other equity	**399**	330
Total	**469**	**478**

* Adjusted owing to IAS 8.

Subordinated liabilities

All figures in €m	30.6.2007	31.12.2006
Munich Re Finance B.V., Amsterdam 6.75%, €3,000m, Bonds 2003/2023 S&P rating: A	**2,980**	2,977
Munich Re Finance B.V., Amsterdam 7.625%, £300m, Bonds 2003/2028 S&P rating: A	**442**	442
Munich Reinsurance Company, Munich 5.767%, €1,500m, Bonds 2007/perpetual S&P rating: A	**1,480**	–
Total	**4,902**	**3,419**

The fair value of the subordinated bond issued by Munich Re in June 2007 is hedged by means of an interest-rate swap. The changes in value of the subordinated liability and of the interest-rate swap are shown in the finance costs with impact on profit or loss in each case.

Bonds and notes issued

All figures in €m	30.6.2007	31.12.2006
American Re Corporation, Princeton 7.45%, US$ 500m, Bonds 1996/2026 S&P rating: A–	369	378
Total	**369**	**378**

Premiums

	Reinsurance				Primary insurance				Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
All figures in €m*	**Q1–2 2007**	Q1–2 2006	**Q1–2 2007**	Q1–2 2006	**Q1–2 2007**	Q1–2 2006	**Q1–2 2007**	Q1–2 2006	**Q1–2 2007**	Q1–2 2006
Gross premiums written	**3,303**	3,533	**6,822**	7,002	**5,664**	5,690	**3,139**	2,838	**18,928**	19,063
Change in unearned premiums – Gross	**9**	–33	**–21**	18	**44**	43	**490**	432	**522**	460
Gross earned premiums	**3,294**	**3,566**	**6,843**	**6,984**	**5,620**	**5,647**	**2,649**	**2,406**	**18,406**	**18,603**
Ceded premiums written	**133**	219	**271**	453	**76**	70	**192**	225	**672**	967
Change in unearned premiums – Ceded share	**–1**	–11	**–100**	–23	**–**	–	**22**	87	**–79**	53
Earned premiums – Ceded	**134**	**230**	**371**	**476**	**76**	**70**	**170**	**138**	**751**	**914**
Net earned premiums	**3,160**	**3,336**	**6,472**	**6,508**	**5,544**	**5,577**	**2,479**	**2,268**	**17,655**	**17,689**

*After elimination of intra-Group transactions across segments.

	Reinsurance				Primary insurance				Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
All figures in €m*	**Q2 2007**	Q2 2006	**Q2 2007**	Q2 2006	**Q2 2007**	Q2 2006	**Q2 2007**	Q2 2006	**Q2 2007**	Q2 2006
Gross premiums written	**1,696**	1,774	**3,162**	3,292	**2,810**	2,835	**1,240**	1,126	**8,908**	9,027
Change in unearned premiums – Gross	**–14**	28	**–204**	–180	**–22**	–14	**–115**	–87	**–355**	–253
Gross earned premiums	**1,710**	**1,746**	**3,366**	**3,472**	**2,832**	**2,849**	**1,355**	**1,213**	**9,263**	**9,280**
Ceded premiums written	**88**	101	**180**	223	**40**	38	**56**	66	**364**	428
Change in unearned premiums – Ceded share	**–**	–8	**–17**	–4	**–**	–	**–21**	–29	**–38**	–41
Earned premiums – Ceded	**88**	**109**	**197**	**227**	**40**	**38**	**77**	**95**	**402**	**469**
Net earned premiums	**1,622**	**1,637**	**3,169**	**3,245**	**2,792**	**2,811**	**1,278**	**1,118**	**8,861**	**8,811**

*After elimination of intra-Group transactions across segments.

Investment result by type of investment and segment

All figures in €m*	Reinsurance: Life and health Q1–2 2007	Reinsurance: Life and health Q1–2 2006	Reinsurance: Property-casualty Q1–2 2007	Reinsurance: Property-casualty Q1–2 2006	Primary insurance: Life and health Q1–2 2007	Primary insurance: Life and health Q1–2 2006	Primary insurance: Property-casualty Q1–2 2007	Primary insurance: Property-casualty Q1–2 2006	Asset management Q1–2 2007	Asset management Q1–2 2006	Total Q1–2 2007	Total Q1–2 2006
Land and buildings, including buildings on third-party land	**51**	8	**211**	42	**393**	137	**26**	7	**2**	–	**683**	194
Investments in affiliated companies	**–2**	–	**–9**	–	**9**	15	**–11**	19	**–**	–	**–13**	34
Investments in associates	**1**	3	**11**	21	**32**	–5	**3**	14	**13**	4	**60**	37
Loans	**2**	1	**5**	2	**623**	533	**29**	28	**–**	–	**659**	564
Other securities held to maturity	**–**	–	**–**	–	**6**	10	**–**	–	**–**	–	**6**	10
Other securities available for sale												
– Fixed-interest	**324**	320	**587**	592	**909**	970	**92**	91	**2**	–	**1,914**	1,973
– Non-fixed-interest	**244**	220	**1,001**	941	**1,131**	1,133	**153**	195	**–**	–	**2,529**	2,489
Other securities held for trading												
– Fixed-interest	**–**	–	**3**	2	**–**	–	**9**	5	**–**	–	**12**	7
– Non-fixed-interest	**–**	–	**–**	–	**–**	1	**–**	–	**–**	–	**–**	1
– Derivatives	**–34**	–36	**–139**	–151	**–158**	–395	**–1**	5	**–**	–	**–332**	–577
Deposits retained on assumed and ceded reinsurance, and other investments**	**181**	237	**21**	62	**–8**	–20	**3**	2	**30**	20	**227**	301
Investments for the benefit of life insurance policyholders who bear the investment risk	**–**	–	**–**	–	**76**	–17	**–**	–	**–**	–	**76**	–17
Expenses for the management of investments, other expenses	**14**	16	**57**	70	**95**	116	**9**	11	**–**	–	**175**	213
Total	**753**	**737**	**1,634**	**1,441**	**2,918**	**2,246**	**294**	**355**	**47**	**24**	**5,646**	**4,803**

* After elimination of intra-Group transactions across segments.

** The expenses previously recognised here for deposits on ceded business are now recognised under expenses for claims and benefits.

Investment result by type of investment and segment

	Reinsurance						Primary insurance		Asset management		Total	
	Life and health		Property-casualty		Life and health		Property-casualty					
All figures in €m*	**Q2 2007**	Q2 2006	**Q2 2007**	Q2 2006	**Q2 2007**	Q2 2006	**Q2 2007**	Q2 2006	**Q2 2007**	Q2 2006	**Q2 2007**	Q2 2006
Land and buildings, including buildings on third-party land	**5**	4	**13**	19	**72**	50	**5**	3	**2**	–2	**97**	74
Investments in affiliated companies	**–2**	–	**–9**	1	**11**	22	**–12**	–1	**–**	–	**–12**	22
Investments in associates	**–**	2	**4**	13	**29**	–2	**2**	10	**4**	1	**39**	24
Loans	**1**	1	**2**	1	**314**	273	**15**	13	**–**	–	**332**	288
Other securities held to maturity	**–**	–	**–**	–	**3**	5	**–**	–	**–**	–	**3**	5
Other securities available for sale												
– Fixed-interest	**170**	160	**300**	270	**424**	470	**44**	47	**1**	–	**939**	947
– Non-fixed-interest	**155**	125	**591**	555	**443**	699	**45**	92	**–**	–	**1,234**	1,471
Other securities held for trading												
– Fixed-interest	**–**	–	**1**	–2	**1**	–	**4**	2	**–**	–	**6**	–
– Non-fixed-interest	**–**	–	**–**	–	**–**	1	**–**	–	**–**	–	**–**	1
– Derivatives	**–30**	–14	**–122**	–63	**–75**	–67	**1**	5	**–**	–	**–226**	–139
Deposits retained on assumed and ceded reinsurance, and other investments**	**76**	114	**6**	30	**–2**	–5	**1**	2	**20**	9	**101**	150
Investments for the benefit of life insurance policyholders who bear the investment risk	**–**	–	**–**	–	**61**	–64	**–**	–	**–**	–	**61**	–64
Expenses for the management of investments, other expenses	**7**	8	**29**	35	**50**	57	**3**	5	**–**	–	**89**	105
Total	**368**	**384**	**757**	**789**	**1,231**	**1,325**	**102**	**168**	**27**	**8**	**2,485**	**2,674**

* After elimination of intra-Group transactions across segments.

** The expenses previously recognised here for deposits on ceded business are now recognised under expenses for claims and benefits.

Investment income by segment

All figures in €m*	Reinsurance – Life and health Q1–2 2007	Reinsurance – Life and health Q1–2 2006	Reinsurance – Property-casualty Q1–2 2007	Reinsurance – Property-casualty Q1–2 2006	Primary insurance – Life and health Q1–2 2007	Primary insurance – Life and health Q1–2 2006	Primary insurance – Property-casualty Q1–2 2007	Primary insurance – Property-casualty Q1–2 2006	Asset management Q1–2 2007	Asset management Q1–2 2006	Total Q1–2 2007	Total Q1–2 2006
Regular income	**640**	635	**1,145**	1,020	**2,241**	2,238	**210**	207	**49**	27	**4,285**	4,127
Income from write-ups	**77**	10	**314**	43	**30**	32	**2**	3	**–**	–	**423**	88
Gains on the disposal of investments	**270**	218	**1,108**	949	**1,354**	1,103	**138**	193	**1**	2	**2,871**	2,465
Other income	**–**	–	**–**	–	**91**	23	**–**	–	**–**	–	**91**	23
Total	**987**	**863**	**2,567**	**2,012**	**3,716**	**3,396**	**350**	**403**	**50**	**29**	**7,670**	**6,703**

* After elimination of intra-Group transactions across segments.

All figures in €m*	Reinsurance – Life and health Q2 2007	Reinsurance – Life and health Q2 2006	Reinsurance – Property-casualty Q2 2007	Reinsurance – Property-casualty Q2 2006	Primary insurance – Life and health Q2 2007	Primary insurance – Life and health Q2 2006	Primary insurance – Property-casualty Q2 2007	Primary insurance – Property-casualty Q2 2006	Asset management Q2 2007	Asset management Q2 2006	Total Q2 2007	Total Q2 2006
Regular income	**347**	342	**702**	603	**1,271**	1,288	**111**	113	**27**	11	**2,458**	2,357
Income from write-ups	**63**	6	**248**	24	**15**	17	**1**	2	**–**	–	**327**	49
Gains on the disposal of investments	**113**	105	**400**	471	**296**	650	**22**	76	**1**	–	**832**	1,302
Other income	**–**	–	**–**	–	**68**	–34	**–**	–	**–**	–	**68**	–34
Total	**523**	**453**	**1,350**	**1,098**	**1,650**	**1,921**	**134**	**191**	**28**	**11**	**3,685**	**3,674**

* After elimination of intra-Group transactions across segments.

Investment expenses by segment

	Reinsurance											
	Reinsurance				Primary insurance				Asset management		Total	
	Life and health		Property-casualty		Life and health		Property-casualty					
All figures in €m*	**Q1–2 2007**	Q1–2 2006	**Q1–2 2007**	Q1–2 2006	**Q1–2 2007**	Q1–2 2006	**Q1–2 2007**	Q1–2 2006	**Q1–2 2007**	Q1–2 2006	**Q1–2 2007**	Q1–2 2006
Write-downs of investments	**104**	46	**435**	215	**312**	615	**11**	11	**1**	1	**863**	888
Losses on the disposal of investments	**105**	63	**396**	278	**323**	322	**34**	24	**–**	–	**858**	687
Management expenses, interest charges and other expenses	**25**	17	**102**	78	**163**	213	**11**	13	**2**	4	**303**	325
Total	**234**	**126**	**933**	**571**	**798**	**1,150**	**56**	**48**	**3**	**5**	**2,024**	**1,900**

* After elimination of intra-Group transactions across segments.

	Reinsurance				Primary insurance				Asset management		Total	
	Life and health		Property-casualty		Life and health		Property-casualty					
All figures in €m*	**Q2 2007**	Q2 2006	**Q2 2007**	Q2 2006	**Q2 2007**	Q2 2006	**Q2 2007**	Q2 2006	**Q2 2007**	Q2 2006	**Q2 2007**	Q2 2006
Write-downs of investments	**78**	26	**318**	118	**122**	224	**3**	8	**–**	1	**521**	377
Losses on the disposal of investments	**61**	32	**212**	152	**212**	254	**25**	10	**–**	–	**510**	448
Management expenses, interest charges and other expenses	**16**	11	**63**	39	**85**	118	**4**	5	**1**	2	**169**	175
Total	**155**	**69**	**593**	**309**	**419**	**596**	**32**	**23**	**1**	**3**	**1,200**	**1,000**

* After elimination of intra-Group transactions across segments.

Expenses for claims and benefits

	Reinsurance				Primary insurance				Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
All figures in €m[1]	Q1–2 2007	Q1–2 2006	Q1–2 2007	Q1–2 2006	Q1–2 2007	Q1–2 2006[3]	Q1–2 2007	Q1–2 2006	Q1–2 2007	Q1–2 2006[3]
Gross										
Claims and benefits paid	**2,120**	2,825	**4,457**	3,734	**4,953**	4,651	**1,466**	1,358	**12,996**	12,568
Change in technical provisions										
– Provision for future policy benefits	**283**	134	**9**	10	**1,189**	1,028	**21**	20	**1,502**	1,192
– Provision for outstanding claims	**144**	–267	**301**	758	**–96**	–2	**77**	26	**426**	515
– Provision for premium refunds	**–**	–	**–7**	–2	**1,341**	934	**9**	9	**1,343**	941
Other underwriting result	**–1**	–7	**2**	36	**109**	81	**6**	–	**116**	110
Gross expenses for claims and benefits	**2,546**	**2,685**	**4,762**	**4,536**	**7,496**	**6,692**	**1,579**	**1,413**	**16,383**	**15,326**
Ceded share										
Claims and benefits paid	**256**	186	**576**	306	**40**	36	**134**	78	**1,006**	606
Change in technical provisions										
– Provision for future policy benefits	**–8**	8	**–**	–	**40**	36	**–**	–	**32**	44
– Provision for outstanding claims	**–166**	–30	**–356**	–59	**–**	–8	**–75**	28	**–597**	–69
– Provision for premium refunds	**–**	–	**–**	–	**–**	–	**1**	–	**1**	–
Other underwriting result[2]	**–11**	–7	**–6**	–12	**–31**	–27	**–**	–2	**–48**	–48
Ceded share of expenses for claims and benefits	**71**	**157**	**214**	**235**	**49**	**37**	**60**	**104**	**394**	**533**
Net										
Claims and benefits paid	**1,864**	2,639	**3,881**	3,428	**4,913**	4,615	**1,332**	1,280	**11,990**	11,962
Change in technical provisions										
– Provision for future policy benefits	**291**	126	**9**	10	**1,149**	992	**21**	20	**1,470**	1,148
– Provision for outstanding claims	**310**	–237	**657**	817	**–96**	6	**152**	–2	**1,023**	584
– Provision for premium refunds	**–**	–	**–7**	–2	**1,341**	934	**8**	9	**1,342**	941
Other underwriting result	**10**	–	**8**	48	**140**	108	**6**	2	**164**	158
Net expenses for claims and benefits	**2,475**	**2,528**	**4,548**	**4,301**	**7,447**	**6,655**	**1,519**	**1,309**	**15,989**	**14,793**

[1] After elimination of intra-Group transactions across segments.
[2] This includes expenses for deposits retained on ceded business that were previously included in the investment result.
[3] Adjusted owing to IAS 8.

Expenses for claims and benefits

	Reinsurance				Primary insurance				Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
All figures in €m[1]	**Q2 2007**	Q2 2006	**Q2 2007**	Q2 2006	**Q2 2007**	Q2 2006[3]	**Q2 2007**	Q2 2006	**Q2 2007**	Q2 2006[3]
Gross										
Claims and benefits paid	**1,054**	1,584	**2,239**	1,245	**2,302**	2,210	**715**	656	**6,310**	5,695
Change in technical provisions										
– Provision for future policy benefits	**222**	88	**–1**	8	**413**	402	**11**	10	**645**	508
– Provision for outstanding claims	**64**	–391	**–147**	967	**216**	72	**12**	11	**145**	659
– Provision for premium refunds	**–**	1	**–5**	–3	**592**	709	**4**	5	**591**	712
Other underwriting result	**–2**	–3	**–**	20	**45**	28	**2**	–1	**45**	44
Gross expenses for claims and benefits	**1,338**	**1,279**	**2,086**	**2,237**	**3,568**	**3,421**	**744**	**681**	**7,736**	**7,618**
Ceded share										
Claims and benefits paid	**105**	156	**119**	140	**18**	16	**61**	38	**303**	350
Change in technical provisions										
– Provision for future policy benefits	**–5**	–	**–**	–	**12**	18	**–**	–	**7**	18
– Provision for outstanding claims	**–58**	–96	**–23**	–53	**–**	–	**–36**	26	**–117**	–123
– Provision for premium refunds	**–**	–	**–**	–	**–**	–	**1**	3	**1**	3
Other underwriting result[2]	**–7**	–4	**–3**	–9	**–16**	–14	**–**	–2	**–26**	–29
Ceded share of expenses for claims and benefits	**35**	**56**	**93**	**78**	**14**	**20**	**26**	**65**	**168**	**219**
Net										
Claims and benefits paid	**949**	1,428	**2,120**	1,105	**2,284**	2,194	**654**	618	**6,007**	5,345
Change in technical provisions										
– Provision for future policy benefits	**227**	88	**–1**	8	**401**	384	**11**	10	**638**	490
– Provision for outstanding claims	**122**	–295	**–124**	1,020	**216**	72	**48**	–15	**262**	782
– Provision for premium refunds	**–**	1	**–5**	–3	**592**	709	**3**	2	**590**	709
Other underwriting result	**5**	1	**3**	29	**61**	42	**2**	1	**71**	73
Net expenses for claims and benefits	**1,303**	**1,223**	**1,993**	**2,159**	**3,554**	**3,401**	**718**	**616**	**7,568**	**7,399**

[1] After elimination of intra-Group transactions across segments.
[2] This includes expenses for deposits retained on ceded business that were previously included in the investment result.
[3] Adjusted owing to IAS 8.

Operating expenses

All figures in €m*	Reinsurance				Primary insurance				Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
	Q1–2 2007	Q1–2 2006	**Q1–2 2007**	Q1–2 2006	**Q1–2 2007**	Q1–2 2006	**Q1–2 2007**	Q1–2 2006	**Q1–2 2007**	Q1–2 2006
Acquisition costs	**–26**	–17	**–10**	–5	**632**	562	**523**	475	**1,119**	1,015
Management expenses	**121**	125	**414**	364	**216**	211	**336**	324	**1,087**	1,024
Amortisation of PVFP	**–**	1	**–**	–	**11**	9	**–**	–	**11**	10
Reinsurance commission and profit commission	**732**	908	**1,597**	1,489	**10**	11	**4**	4	**2,343**	2,412
Gross operating expenses	**827**	**1,017**	**2,001**	**1,848**	**869**	**793**	**863**	**803**	**4,560**	**4,461**
Ceded share of acquisition costs	**2**	–15	**18**	2	**–2**	28	**–1**	–5	**17**	10
Commission received on ceded business	**27**	83	**148**	138	**11**	–5	**17**	17	**203**	233
Operating expenses – Ceded share	**29**	**68**	**166**	**140**	**9**	**23**	**16**	**12**	**220**	**243**
Net operating expenses	**798**	**949**	**1,835**	**1,708**	**860**	**770**	**847**	**791**	**4,340**	**4,218**

*After elimination of intra-Group transactions across segments.

All figures in €m*	Reinsurance				Primary insurance				Total	
	Life and health		Property-casualty		Life and health		Property-casualty			
	Q2 2007	Q2 2006	**Q2 2007**	Q2 2006	**Q2 2007**	Q2 2006	**Q2 2007**	Q2 2006	**Q2 2007**	Q2 2006
Acquisition costs	**–40**	–9	**33**	61	**327**	329	**252**	248	**572**	629
Management expenses	**68**	63	**233**	188	**106**	98	**166**	142	**573**	491
Amortisation of PVFP	**1**	1	**–**	–	**6**	4	**–**	–	**7**	5
Reinsurance commission and profit commission	**366**	457	**840**	651	**5**	6	**2**	1	**1,213**	1,115
Gross operating expenses	**395**	**512**	**1,106**	**900**	**444**	**437**	**420**	**391**	**2,365**	**2,240**
Ceded share of acquisition costs	**–**	–	**–1**	3	**–1**	–1	**–1**	2	**–3**	4
Commission received on ceded business	**28**	33	**95**	55	**6**	7	**16**	16	**145**	111
Operating expenses – Ceded share	**28**	**33**	**94**	**58**	**5**	**6**	**15**	**18**	**142**	**115**
Net operating expenses	**367**	**479**	**1,012**	**842**	**439**	**431**	**405**	**373**	**2,223**	**2,125**

*After elimination of intra-Group transactions across segments.

The main changes in premiums in the consolidated balance sheet and the consolidated income statement in relation to the comparative figures shown, as well as their development in the period under review, are explained in more detail in the management report on page 4 f.

Non-current assets and disposal groups held for sale
Ownership of the following items classified as "held for sale" as at 31 March 2007 was transferred in the first half of 2007: owner-occupied property with a carrying value of €711m and investment property with a carrying value of €66m. These items are therefore no longer recognised at the reporting date. A proportion of the items contractually committed at the end of 2006 are still recognised in the Group balance sheet at the reporting date because transfer of ownership is not likely to take place until the third quarter of 2007.

The carrying amount of investment property of the closed-end property fund OIK Mediclin classified as "held for sale" at the end of 2006 remains virtually unchanged as at 30 June 2007. The fund units are expected to be sold in the financial year 2007.

Subsequent valuation of non-current assets and disposal groups classified as "held for sale" at the balance sheet date did not give rise to any recognised income or expense.

Besides these transactions, the Munich Re Group adopted a plan in the second quarter of 2007 to sell the entire real estate portfolio of HGE Haus- und Grundbesitzgesellschaft Elsterwerda mbH, a company belonging to Ideenkapital AG. The property is to be sold in the financial year 2007. The assets concerned are investment property with a carrying amount of €22.6m and have been classified in disposal groups as "held for sale". The items involved are residential buildings located in rural areas (Elsterwerda/Brandenburg). The aim is a disposal that is neutral in terms of valuation, so that there is currently no need for write-ups or write-downs.

Related parties
Transactions between Munich Re and subsidiaries that are to be deemed related parties have been eliminated in consolidation and are not disclosed in the notes. Business relations with unconsolidated subsidiaries are of subordinate importance as a whole; this also applies to business relations with associates.

There were no notifiable transactions between Board members and the Munich Re Group.

Number of staff

The number of staff employed by the Group as at 30 June 2007 totalled 25,474 (25,524) in Germany and 12,274 (11,686) in other countries.

	30.6.2007	31.12.2006
Reinsurance companies	**7,080**	6,928
Primary insurance companies	**29,883**	29,509
Asset management	**785**	773
Total	**37,748**	**37,210**

Contingent liabilities, other financial commitments

In comparison with the situation at 31 December 2006 there have been no material changes in financial commitments of significance for the assessment of the Group's financial position. No contingent liabilities have been entered into for the benefit of Board members.

Earnings per share

The earnings per share figure is calculated by dividing the consolidated result for the reporting period by the weighted average number of shares.

		Q1–2 2007	Q1–2 2006*	Q2 2007	Q2 2006*
Consolidated result attributable to Munich Re equity holders	€m	**2,098**	2,082	**1,140**	1,116
Weighted average number of shares		**219,888,134**	227,949,686	**218,125,010**	227,892,347
Earnings per share	€	**9.54**	**9.13**	**5.22**	**4.90**

* Adjusted owing to IAS 8.

Events after the balance sheet date

Initial estimates indicate that the earthquake in Japan, the floods in Britain, and the air crash in Brazil (all three events in July 2007) may each result in a claims burden in the double-digit million euro region. They thus constitute significant major losses which, however, in themselves and as an accumulation are not unusual for a globally operating primary insurance and reinsurance group of Munich Re's size. The same applies to possible losses for the Group from financial instruments exposed to the US subprime mortgage markets; conceivable maximum losses in this investment category even in extremely unfavourable scenarios should remain well below the extent of daily fluctuations in the Group's equity and fixed-interest portfolio.

Under the share buy-back programme decided on by the Munich Re Board of Management in the second quarter of 2007, a further 2.7 million Munich Re shares with a volume of €354m had been repurchased by the end of July 2007.

Drawn up in Munich, 3 August 2007

The Board of Management

Declaration of the Board of Management

"To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the interim management report of the Group includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group for the remaining months of the financial year."

Munich, 6 August 2007

Review report

To Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München

We have reviewed the condensed interim consolidated financial statements – comprising the balance sheet, the income statement, the condensed cash flow statement, the condensed statement of changes in equity as well as the selected explanatory notes – and the interim management report of Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München, for the period from 1 January 2007 to 30 June 2007, which are parts of the half-year financial report in accordance with Section 37w of the WpHG (German Securities Trading Act). The preparation of the condensed interim consolidated financial statements in accordance with IFRS for Interim Financial Reporting, as adopted by the EU, and of the interim management report, which has been prepared according to the applicable regulations for interim management reports of the WpHG, are the responsibility of the Company's management. Our responsibility is to issue a report on these condensed interim consolidated financial statements and the interim management report based on our review.

We have performed our review of the condensed interim consolidated financial statements and the interim management report in accordance with the German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and conduct the review so that we can, through critical evaluation, preclude, with a certain level of assurance, that the interim consolidated financial statements have not been prepared, in material aspects, in accordance with IFRS for Interim Financial Reporting, as adopted by the EU, and that the interim management report has not been prepared according to the applicable regulations of the WpHG. A review is limited primarily to inquiries of company employees and analytical assessments and therefore does not provide the assurance attainable in a financial statement audit. Since, in accordance with our engagement, we have not performed a financial statement audit, we cannot issue an auditor's report.

Based on our review, no matters have come to our attention that cause us to presume that the condensed interim consolidated financial statements have not been prepared in all material respects in accordance with IFRS for Interim Financial Reporting, as adopted by the EU, and that the interim management report has not been prepared according to the applicable regulations for interim management reports of the WpHG.

Munich, 6 August 2007

KPMG Bayerische Treuhandgesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Klaus Becker
Wirtschaftsprüfer

Herbert Loy
Wirtschaftsprüfer

Important dates

5 November 2007	Interim report as at 30 September 2007
25 February 2008	Balance sheet press conference for 2007 financial statements (preliminary figures)
11 March 2008	Balance sheet meeting of the Supervisory Board
12 March 2008	Annual report for the financial year 2007
17 April 2008	Annual General Meeting
8 May 2008	Interim report as at 31 March 2008
6 August 2008	Interim report as at 30 June 2008
7 November 2008	Interim report as at 30 September 2008

The official German original of this quarterly report is also available from the Company. In addition, you will find copies of our annual reports and interim reports, along with further current information about Munich Re and its shares, on our internet website (http://www.munichre.com).

Service for investors and analysts
If you have general questions on Munich Re shares, please use our shareholder hotline:
Tel.: (0 18 02) 22 62 10 (6 cents per call from Deutsche Telekom network)
E-mail: shareholder@munichre.com

If you are an institutional investor or analyst, please contact our investor relations team:
Sascha Bibert
Tel.: +49 (89) 38 91-39 00
Fax: +49 (89) 38 91-98 88
E-mail: investorrelations@munichre.com

Service for media
Journalists receive information from our Press Division:
Dr. jur. Christian Lawrence
Tel.: +49 (89) 38 91-54 00
Fax: +49 (89) 38 91-35 99
E-mail: presse@munichre.com

Münchener Rückversicherungs-Gesellschaft
Königinstrasse 107
80802 München
Germany
Tel.: +49 (89) 38 91-0
Fax: +49 (89) 39 90 56
http://www.munichre.com

Responsible for content
Central Division: Group Accounting

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Münchener Rückversicherungs-Gesellschaft
Königinstrasse 107
80802 München
Germany

Order number 302-05345

END